SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 13, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of March 31, 2016,

together with the review report on interim-period financial statements

CONTENTS

•	Review report on interim-period financial statements
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries

REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

City of Buenos Aires

I.	Report on the financial statements

Introduction

1.	We have reviewed (a) the accompanying interim financial statements of BANCO MACRO S.A. (“the Bank”), (b) the accompanying interim consolidated financial statements of BANCO MACRO S.A. and its subsidiaries, which comprise the related balance sheets as of March 31, 2016, and the statements of income, changes in shareholders’ equity and cash flows and cash equivalents for the three-month period then ended, and (c) a summary of the significant accounting policies and additional explanatory information.

Responsibility of the Bank’s Management and Board in connection with the financial statements

2.	The Bank’s Management and Board of Directors are responsible for the preparation and presentation of these financial statements in accordance with the accounting standards established by the BCRA (Central Bank of Argentina) and are also responsible for performing the internal control procedures that they may deem necessary to allow for the preparation of interim period financial statements that are free from material misstatements, either due to errors or irregularities.

Auditor’s responsibility

3.	Our responsibility is to express a conclusion on the accompanying financial statements based on our review, which was performed in accordance with the standards of the Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 37 and with the “Minimum external auditing standards” issued by the BCRA, applicable to the review of interim period financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim period financial statements consists of making inquiries, mainly of the persons in charge of accounting and financial matters, as well as applying analytical procedures and other review procedures. A review is substantially less in scope than an audit of financial statements; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, we have not become aware of anything that may lead us to believe that the accompanying financial statements have not been prepared, in all material respects, in accordance with the accounting standards established by the BCRA.

Emphasis on certain issues disclosed in the financial statements

5.	Attention should be paid to note 5 to the accompanying stand-alone financial statements describing and quantifying the main differences in measurement criteria resulting from comparing BCRA accounting standards used in preparing the accompanying financial statements and the Argentine professional accounting standards effective in Buenos Aires City. This issue does not modify the conclusion expressed in paragraph 4, but the differences identified should be taken into account by those using the abovementioned professional accounting standards to interpret the accompanying financial statements.

6.	As further explained in note 24. to the accompanying stand-alone financial statements, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

II.	Report on other legal and regulatory requirements

In compliance with current legal requirements, we report that:

a)	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in conformity with the applicable Argentine General Associations Law provisions, the CNV (Argentine Securities Commission) regulations, and BCRA rules.

b)	The financial statements mentioned in paragraph 1. have been transcribed to the “Inventory and Financial Statements” Books and arise from the accounting books kept, in all formal respects, pursuant to current legal requirements.

c)	As of March 31, 2016, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 49,876,431, none of which was due as of that date.

d)	As of March 31, 2016, as stated in note 17.1. to the accompanying individual financial statements, the Bank carries shareholder´s equity and offsetting eligible assets that exceed the minimum amounts required by applicable CNV regulations for these items.

City of Buenos Aires,

April 21, 2016

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 – Fo. 142

FINANCIAL STATEMENTS AS OF

March 31, 2016

BUSINESS NAME: Banco Macro SA

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2,

Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014.

BALANCE SHEETS

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		03/31/2016	12/31/2015
ASSETS

A.	CASH
	Cash on hand	4,140,360	4,785,578
	Due from banks and correspondents
	Central Bank of Argentina	13,477,737	11,255,835
	Local Other	20,261	16,683
	Foreign	1,377,140	1,064,995
	Other	912	813
		19,016,410	17,123,904

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings booked at market value	3,558,890	3,201,631
	Holdings booked at amortized cost	986,944	1,003,293
	Instruments issued by the Central Bank of Argentina	12,037,748	7,584,005
	Investments in listed private securities	1,169,886	1,127,399
		17,753,468	12,916,328

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	804,953	747,994
	To the financial sector
	Interfinancing (granted call)	110,921
	Other financing to Argentine Financial Institutions	237,041	67,010
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	8,637	181
	To the non-financial private sector and foreign residents
	Overdrafts	4,283,186	4,532,208
	Documents	5,289,953	6,460,989
	Mortgage loans	3,104,191	3,316,169
	Pledge loans	1,896,310	2,083,730
	Personal loans	20,661,518	19,522,734
	Credit cards	13,781,760	13,747,252
	Other (Note 7.1.)	6,811,463	6,980,773
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	1,096,953	1,066,409
	less: Unearned discount	(287,220)	(344,887)
	less: Allowances (Exhibit J)	(1,378,032)	(1,355,295)
		56,421,634	56,825,267

- 1 -	Jorge H. Brito Chairperson

BALANCE SHEETS

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		03/31/2016	12/31/2015
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	1,696,745	1,431,811
	Amounts receivable from spot and forward sales pending settlement	1,672,992	42,516
	Securities and foreign currency receivables from spot and forward purchases pending settlement (Exhibit O)	262,823	119,752
	Unlisted corporate bonds (Exhibits B, C and D)	521,526	444,127
	Other receivables not covered by debtors classification standards (Note 7.2.)	779,007	412,548
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	194,766	159,998
	Accrued interest receivables covered by debtors classification standards (Exhibit B, C and D)	332	186
	less: Allowances (Exhibit J)	(233,003)	(231,490)
		4,895,188	2,379,448

E.	RECEIVABLES FROM FINANCIAL LEASES (Exhibits B, C and D)
	Receivables from financial leases	424,112	440,257
	Accrued interest and adjustments	6,881	6,768
	less: Allowances (Exhibit J)	(5,734)	(5,312)
		425,259	441,713

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	1,905,865	1,739,354
	Other	244,596	207,895
	less: Allowances (Exhibit J)	(568)	(568)
		2,149,893	1,946,681

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	26	36
	Other (Note 7.3.)	1,084,051	911,588
	Accrued interest and adjustments on receivable from sales of assets (Exhibits B, C and D)	1	1
	less: Allowances (Exhibit J)	(4,588)	(4,459)
		1,079,490	907,166

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	1,132,475	1,073,274

I.	OTHER ASSETS (Exhibit F)	1,494,325	1,384,182

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	27,171	30,684
	Organization and development costs	449,497	437,939
		476,668	468,623

K.	ITEMS PENDING ALLOCATION	10,719	11,783

	TOTAL ASSETS	104,855,529	95,478,369

- 2 -	Jorge H. Brito Chairperson

BALANCE SHEETS

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		03/31/2016	12/31/2015
LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector (Note 7.4.)	5,610,811	6,285,628
	From the financial sector	41,130	40,133
	From the non-financial private sector and foreign residents
	Checking accounts	12,373,938	11,599,047
	Savings accounts	14,827,645	14,355,473
	Time deposits	38,329,481	33,145,708
	Investment accounts	446,492	544,802
	Other (Note 7.5.)	1,578,714	1,270,789
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	807,233	669,674
		74,015,444	67,911,254

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	9,455	11,990
	International Banks and Institutions (Exhibit I)	29,477	97,789
	Non-subordinated Corporate Bonds (Note 11. and Exhibit I)	1,551,420	1,383,667
	Amounts payable for spot and forward purchases pending settlement	261,892	119,699
	Securities and foreign currency to be delivered under spot and forward sales pending settlement (Exhibit O)	1,727,292	42,752
	Financing received from Argentine financial institutions (Exhibit I) Interfinancing (received call)	800	44,000
	Other financing received from Argentine financial institutions	13,711	15,106
	Accrued interest payable	1	39
	Receivables from forward transactions without delivery of underlying asset	431,060	562,123
	Other (Note 7.6. and Exhibit I)	4,468,265	4,777,119
	Accrued interest, adjustments, foreign exchange and quoted price differences payable (Exhibit I)	50,398	76,553
		8,543,771	7,130,837

N.	OTHER LIABILITIES
	Dividends Payable		596,254
	Fees	35,652	22,000
	Other (Note 7.7.)	2,147,705	1,773,725
		2,183,357	2,391,979

O.	PROVISIONS (Exhibit J)	203,660	200,104

P.	SUBORDINATED CORPORATE BONDS (Note 11. and Exhibit I)	2,248,270	1,957,618

Q.	ITEMS PENDING ALLOCATION	8,770	10,495

TOTAL LIABILITIES		87,203,272	79,602,287

SHAREHOLDERS' EQUITY (As per related statement)		17,652,257	15,876,082

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		104,855,529	95,478,369

- 3 -	Jorge H. Brito Chairperson

BALANCE SHEETS

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2016	12/31/2015
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	60,192,792	232,573,382

Contingent	19,353,471	18,864,773
Guarantees received	16,569,711	17,322,405
Other not covered by debtors classification standards	56	60
Contingent debit-balance contra accounts	2,783,704	1,542,308

Control	35,657,704	207,005,560
Receivables classified as irrecoverable	1,672,880	1,532,222
Other (Note 7.8.)	33,183,542	204,859,843
Control debit-balance contra accounts	801,282	613,495

Derivatives (Exhibit O)	5,181,617	6,703,049
Notional value of put options taken (Note 12.b))	13,254	11,821
Notional value of forward transactions without delivery of underlying asset (Note 12.a))	2,616,013	3,253,734
Derivatives debit-balance contra accounts	2,552,350	3,437,494

CREDIT-BALANCE ACCOUNTS	60,192,792	232,573,382

Contingent	19,353,471	18,864,773
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	164,360	165,233
Other guarantees provided not covered by debtors classification standards	140,955	137,227
Other covered by debtors classification standards (Exhibits B, C and D)	1,959,182	1,227,180
Other not covered by debtors classification standards	519,207	12,668
Contingent credit-balance contra accounts	16,569,767	17,322,465

Control	35,657,704	207,005,560
Checks to be credited	801,282	613,495
Control credit-balance contra accounts	34,856,422	206,392,065

Derivatives (Exhibit O)	5,181,617	6,703,049
Notional value of call options sold (Note 12.c))	146,013	138,521
Notional value of forward transactions without delivery of underlying asset (Note 12.a))	2,406,337	3,298,973
Derivatives credit-balance contra accounts	2,629,267	3,265,555

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

- 4 -	Jorge H. Brito Chairperson

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		03/31/2016	03/31/2015

A.	FINANCIAL INCOME
	Interest on cash and due from banks	331	35
	Interest on loans to the financial sector	20,812	9,464
	Interest on overdrafts	502,861	338,244
	Interest on documents	389,492	246,848
	Interest on mortgage loans	175,892	113,274
	Interest on pledge loans	97,574	80,648
	Interest on credit card loans	837,662	551,562
	Interest on financial leases	24,137	19,290
	Interest on other loans (Note 7.9.)	2,424,259	1,635,649
	Net income from government and private securities (Note 7.10.)	908,508	1,060,719
	Interest on other receivables from financial intermediation	413	1,106
	Income from guaranteed loans - Presidential Decree No. 1387/01	6,961	7,068
	CER (Benchmark Stabilization Coefficient) adjustment	56,933	9,278
	CVS (Salary Variation Coefficient) adjustment	226	44
	Difference in quoted prices of gold and foreign currency	182,057	64,205
	Other (Note 7.11.)	110,351	38,978
		5,738,469	4,176,412

B.	FINANCIAL EXPENSE
	Interest on savings accounts	19,910	13,556
	Interest on time deposits	2,265,739	1,268,369
	Interest on interfinancing received loans (received call)	2,715	4,415
	Interest on other liabilities from financial intermediation	35,671	22,451
	Interest on subordinated bonds	53,629	31,923
	Other interest	912	689
	CER adjustment	3,473	1,245
	Contribution to Deposit Guarantee Fund	88,123	84,135
	Other (Note 7.12.)	435,875	288,669
		2,906,047	1,715,452

	GROSS INTERMEDIATION MARGIN - GAIN	2,832,422	2,460,960

C.	PROVISION FOR LOAN LOSSES	148,627	191,379

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	16,483	19,968
	Related to deposits	958,503	728,315
	Other commissions	46,050	22,057
	Other (Note 7.13.)	563,977	437,487
		1,585,013	1,207,827

- 5 -	Jorge H. Brito Chairperson

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

		03/31/2016	03/31/2015

E.	SERVICE-CHARGE EXPENSE
	Commissions	104,345	80,213
	Other (Note 7.14.)	423,852	234,075
		528,197	314,288

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	1,138,266	870,337
	Directors' and statutory auditors' fees	58,875	47,387
	Other professional fees	51,636	44,137
	Advertising and publicity	46,061	36,206
	Taxes	104,065	79,885
	Depreciation of bank premises and equipment	41,334	35,056
	Amortization of organization costs	39,933	32,440
	Other operating expenses (Note 7.15.)	288,098	201,009
	Other	159,144	104,660
		1,927,412	1,451,117

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	1,813,199	1,712,003

G.	OTHER INCOME
	Income from long-term investments	215,536	97,721
	Penalty interest	19,944	14,758
	Recovered loans and allowances reversed	33,427	23,652
	CER adjustment		9
	Other (Note 7.16.)	68,663	18,581
		337,570	154,721

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	12	5
	Charges for other receivables uncollectibility and other allowances	23,766	10,032
	Depreciation and loss of other assets	904	999
	Goodwill amortization	3,513	3,513
	Other (Note 7.17.)	38,945	119,956
		67,140	134,505

	NET INCOME BEFORE INCOME TAX - GAIN	2,083,629	1,732,219

I.	INCOME TAX (Note 4.)	676,000	618,000

	NET INCOME FOR THE PERIOD - GAIN	1,407,629	1,114,219

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

- 6 -	Jorge H. Brito Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2016							03/31/2015
				Earnings reserved
Changes	Capital stock (1)	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	584,563	399,499	4,511	2,684,790	7,069,230	5,133,489	15,876,082	11,491,817

Movements of Voluntary Reserve (2)					368,546		368,546

Net income for the period - Gain						1,407,629	1,407,629	1,114,219

Balances at the end of the period	584,563	399,499	4,511	2,684,790	7,437,776	6,541,118	17,652,257	12,606,036

(1) See Note 10.

(2) See Note 22

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

- 7 -	Jorge H. Brito Chairperson

STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2016	03/31/2015
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.6.)
Cash at the beginning of the fiscal year	18,907,789	14,690,022
Cash at the end of the period	30,016,883	12,184,569
Net increase/ (decrease) in cash	11,109,094	(2,505,453)

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	6,068,116	(851,520)
Loans
To the financial sector	(268,596)	(50,975)
To the non-financial government sector	6,868	50,539
To the non-financial private sector and foreign residents	5,038,938	(823,843)
Other receivables from financial intermediation	(2,310,646)	(1,269,430)
Receivables from financial leases	40,169	10,698
Deposits
From the financial sector	997	(8,556)
From the non-financial government sector	(789,837)	35,559
From the non-financial private sector and foreign residents	4,517,607	2,068,196
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(46,753)	20,011
Others (except liabilities included under financing activities)	181,449	(480,861)
Collections related to service-charge income	1,582,557	1,211,021
Payments related to service-charge expenses	(519,797)	(319,788)
Administrative expenses paid	(1,731,554)	(1,299,697)
Payment of organization and development costs	(51,491)	(39,066)
Net collections from penalty interest	19,932	14,753
Differences from payments related to court orders	(569)	(2,424)
Collections of dividends from other companies	260	24
Other collections/ (payments) related to other income and losses	51,293	(66,978)
Net payments from other operating activities	(291,673)	(217,272)
Payment of income tax	(421,979)	(287,799)
Net cash flows generated in (used in) operating activities	11,075,291	(2,307,408)

- 8 -	Jorge H. Brito Chairperson

STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(Translation on financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2016	03/31/2015
Investing activities
Net payments for bank premises and equipment	(67,517)	(106,447)
Net payments for other assets	(165,010)	(103,231)
Net cash flows used in investing activities	(232,527)	(209,678)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(62,871)	(39,108)
Central Bank of Argentina
Other	(2,647)	661
International Banks and Institutions	(69,018)	(49,924)
Financing received from Argentine financial institutions	(1,395)	(1,300)
Payment of dividends	(227,708)
Net cash flows used in financing activities	(363,639)	(89,671)

Financial income and holding gains on cash and cash equivalents	629,969	101,304

Net increase/ (decrease) in cash	11,109,094	(2,505,453)

The accompanying Notes 1 through 24 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

- 9 -	Jorge H. Brito Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA (hereinafter, the Bank).

The Bank´s shares have been publicly listed on the Merval (Mercado de Valores de Buenos Aires- Buenos Aires Stock Exchange) since November 1994, as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to list on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán SA.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, Banco del Tucumán SA, Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA and Macro Fondos SGFCISA.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of March 31, 2016 and December 31, 2015, the deposits held by the Misiones Provincial Government with the Bank amounted to 2,171,474 and 1,579,311 (including 204,909 and 86,650 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005 and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of March 31, 2016 and December 31, 2015, the deposits held by the Salta Provincial Government with the Bank amounted to 627,102 and 877,967 (including 308,343 and 301,855 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

As of March 31, 2016 and December 31, 2015, the deposits held by the Jujuy Provincial Government with the Bank amounted to 2,321,932 and 1,439,377 (including 206,303 and 186,700 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

Banco del Tucumán SA entered into special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

On June 30, 2010, the service agreement with the Tucumán Provincial Government was extended through July 8, 2021, while the agreement executed with the Municipality of San Miguel de Tucumán was automatically extended through July 8, 2018, as set forth in the original agreement.

As of March 31, 2016 and December 31, 2015, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán SA amounted to 2,919,650 and 2,688,401 (including 806,713 and 750,818 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro SA - Siemens Itron Business Services SA

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services SA, in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

4	b)	Banco Macro SA – Gestiva SA

On May 4, 2010, and August 15, 2012, the Bank and Gestiva SA entered into a joint venture under the name “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas” which is jointly controlled and is engaged in providing a comprehensive tax processing and management system for the Province of Misiones, its administration and collection of taxes thereof. The Bank has a 5% interest in its capital stock.

As of March 31, 2016 and December 31, 2015, the net assets of such joint ventures recorded and consolidated in the Bank’s financial statements through the proportionate consolidation method amounted to 40,756 and 35,102, respectively.

Also, as of March 31, 2016 and 2015, net income recorded through the method mentioned in the previous paragraph amounted to 9,719 and 8,995, respectively.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with Central Bank rules.

3.1.	Consolidated financial statements

As required under Central Bank rules, the Bank presents consolidated financial statements with its subsidiaries Banco del Tucumán SA, Macro Bank Limited, Macro Securities SA, Macro Fiducia SA and Macro Fondos SGFCISA as supplementary information.

3.2.	Comparative information

As required under Central Bank rules, the balance sheet as of March 31, 2016 and supplementary information, are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows and cash equivalents for the three-month period ended March 31, 2016, are presented comparatively with data for the same period in the prior fiscal year.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

3.3.	Unit of measurement

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, as provided by the professional accounting standards effective in the City of Buenos Aires and as required by Presidential Decree 664/2003, Article N° 312 of General Resolution No. 7/2015 of the Business Association Regulatory Agency, Central Bank Communiqué “A” 3921 and CNV (Argentine Securities Commission) General Resolution No. 441.

However, the interpretation of the financial statements should consider the fact that, in recent fiscal years, there have been significant changes in the prices for relevant economic variables, such as salary cost, interest and exchange rates, which do not require such adjustments according to the abovementioned regulations.

3.4.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

3.5.	Valuation methods

The main valuation methods used to prepare the accompanying financial statements as of March 31, 2016 and 2015 and December 31, 2015, were as follows:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last respective business day. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the related statements of income.

b)	Government and private securities:

b.1)	Government securities - Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related statements of income, translated into pesos, in accordance with the criterion stated in Note 3.5.a), wherever applicable.

b.2)	Government securities - Holdings booked at amortized cost:

As set forth in Central Bank Communiqué “A” 5180, as supplemented, except what is mentioned in the third paragraph, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank, in accordance with the criterion stated in Note 3.5.a), wherever applicable. The acquisition value previously mentioned is related to the present value of each security at acquisition date.

As of March 31, 2016 and December 31, 2015, the present value calculated by the Bank for these securities amounted to 763,054 and 796,534, respectively.

As required under Central Bank Communiqué “A” 5506, BAADEs (Argentine saving bonds for the economy development) were valued at acquisition cost increased by the accrued internal rate of return, in accordance with the criterion stated in Note 3.5.a).

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions, in accordance with the criterion stated in Note 3.5.a), wherever applicable. The accruals of the internal rate of return mentioned above were recorded in the related statements of income.

b.5)	Private Securities – Investment in listed private securities:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

c)	Guaranteed loans – Presidential Decree No. 1387/2001:

As set forth in Central Bank Communiqués “A” 4898, “A” 5180, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/01 were valued at the specific acquisition value of each security, increased by accrued income including the benchmark stabilization coefficient (CER), net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of March 31, 2016 and December 31, 2015, the present value reported by the Central Bank for these securities amounted to 595,294 and 533,962, respectively.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 3.5.c).

e.2)	Deposits and other assets and liabilities: the CER as of the last respective business day was applied.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current period, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are recorded directly in the related statements of income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

g)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

g.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

g.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related statements of income.

g.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos according to the method described in Note 3.5.a), as the case may be.

ii.	Certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective day, translated into Argentine pesos according to the method described in Note 3.5.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

g.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414, as supplemented. Such accruals were recorded in the related statements of income.

g.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

g.6)	Receivables from forward transactions without delivery of underlying assets:

They were valued at the amounts outstanding originated in forward transactions of foreign currency payables in pesos without delivery of the underlying asset. Such amounts arise from the difference between quoted price of transactions on the last respective business day and the related future price agreed.

h)	Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

The effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre-established contingent installments or automatic renewal clauses.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

i)	Investments in other companies:

i.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

i.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.3., as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1.3. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

i.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.3., as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j)	Bank premises and equipment, other assets and intangible assets:

They were valued at their acquisition cost, restated as explained in Note 3.3., less the related accumulated depreciation and amortization, calculated based on their estimated useful life using the straight line method.

k)	Valuation of derivatives:

k.1)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of each transaction, as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

k.2)	Put options taken and call option sold: valued at the agreed-upon exercise price.

See also Note 12.

l)	Severance payments:

The Bank charges these payments directly to expenses.

m)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

Additionally, and as provided by Central Bank Communiqué “A” 5689, as supplemented, includes provisions for summary judgements and sanctions applied by the Central Bank and other regulators, which are equivalent to the relevant amounts not yet paid (see Note 19.).

n)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

o)	Shareholders’ equity accounts:

They are restated as explained in Note 3.3., except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in such note was included in the "Adjustments to shareholders’ equity" account.

p)	Statement-of-income accounts:

p.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

p.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.3.

p.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.6.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and investments which mature less than three months from their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts:

	03/31/2016	12/31/2015	03/31/2015

Cash	19,016,410	17,123,904	9,702,141

Government and private securities

Instruments issued by the Central Bank	11,000,473	1,783,885	2,482,428

Cash and cash equivalents	30,016,883	18,907,789	12,184,569

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying 1% over 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of March 31, 2016 and 2015, the Bank estimated an income tax charge of 676,000 and 618,000, respectively; hence, no minimum presumed income tax should be assessed for the three-month periods ended on such dates.

Additionally, as of December 31, 2016, the Bank made income tax prepayments for 1,732,973 for the 2015 fiscal year, which will be applied to the tax amount assessed in the 2015 tax return.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES

Argentine professional accounting standards effective in the City of Buenos Aires differ, in certain valuation aspects, from Central Bank accounting standards.

The main items with differences in valuation matters as of March 31, 2016 and December 31, 2015 are as follows:

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to total income (1)	to equity		to total income (1)
Item	03/31/2016	12/31/2015	03/31/2016	03/31/2016	12/31/2015	03/31/2016

Government securities and assistance to the government sector (a)
Government securities - Holdings booked at amortized cost	6,324	(28,208)	34,532	8,196	(26,399)	34,595
Instruments issued by the Central Bank and booked at amortized cost	20,803	4,005	16,798	23,294	4,058	19,236
Guaranteed loans – Presidential Decree No. 1387/01	47,332	95,083	(47,751)	47,332	95,083	(47,751)

Business combinations (b)
Acquisition of Nuevo Banco Bisel SA	(71,140)	(73,544)	2,404	(71,140)	(73,544)	2,404
Other	(47,682)	(48,846)	1,164	(47,682)	(48,846)	1,164
Interests in other companies (c)	65,707	56,820	8,887
Deferred assets – Income tax (d)	44,240	38,635	5,605	105,584	93,593	11,991
Liabilities – Provisions (e)	(21,366)	(9,009)	(12,357)	(21,366)	(9,009)	(12,357)
Total	44,218	34,936	9,282	44,218	34,936	9,282

(1)	Additionally, according to the Argentine professional accounting standards effective in the City of Buenos Aires, individual and consolidated income for the three-month period ended March 31, 2015, would have increased by 83,315.

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 3.5.b.2), 3.5.b.4) and 3.5.c). Pursuant to the Argentine professional accounting standards effective in the City of Buenos Aires, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, current Central Bank regulations establish that financing to the nonfinancial government sector is not subject to loan-loss provisioning, whereas the Argentine professional accounting standards effective in the City of Buenos Aires require that assets in general to be compared with their recoverable value every time financial statements are prepared.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company and, if the purchase price exceeds the book value, the excess amount is recorded in the acquiring company´s books as a positive goodwill. On the other hand, if the purchase price is lower than book value, the difference is recorded in the acquiring company´s books as a negative goodwill. If the goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If the goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per year is 20%.

According to the Argentine professional accounting standards effective in the City of Buenos Aires, business combinations are recorded based on the market values of the acquired company’s identifiable net assets and the difference between the purchase price and the identifiable net asset measurement value is recorded as either a positive or a negative goodwill, as the case may be. If a positive goodwill is recognized, this goodwill will be amortized systematically over the estimated useful life, unless it has an indefinite useful life considering the estimates made by the Bank´s Management, in which case it shall not be amortized, but compared with its recoverable value as of each year-end. If a negative goodwill is recognized due to expected losses or future expenses of the acquired entity and which should not have been recorded as liabilities as of the acquisition date, it will either be charged to the statement of income according to the change in specific circumstances that gave rise to it or systematically, taking into account an average weighted useful life of the acquired entity’s assets subject to depreciation and amortization.

(c)	Subsidiary Banco del Tucumán SA prepares its financial statements in conformity with Central Bank rules which differ from the Argentine professional accounting standards effective in the City of Buenos Aires.

(d)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to the Argentine professional accounting standards effective in the City of Buenos Aires, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable, either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under Argentine professional accounting standards effective in the City of Buenos Aires, a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

(e)	The Bank books the effects of the Argentine Supreme Court (CSJN) rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to the Argentine professional accounting standards effective in the City of Buenos Aires, the Bank should have recorded a liability related to this item. Additionally, as explained in Note 3.5.m), the Bank booked certain provisions that should not have been booked under the Argentine professional accounting standards effective in the City of Buenos Aires, in view of their remote probability of occurrence (see Note 19.).

6.	IMPLEMENTATION PLAN TOWARDS INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On February 12, 2014 the Central Bank, through Communiqué “A” 5541 established the general guidelines towards conversion to the IFRS issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018 as well as those of interim-periods.

According to such conversion process, on March 27, 2015, the Bank presented to the Central Bank, their own implementation plan together with the appointment of a person in charge, according to Central Bank Communiqué “A” 5635, which was considered and approved by the Board of Directors on March 10, 2015. Additionally, on September 30, 2015 and March 31, 2016, the Bank presented to the Central Bank the implementation plan update.

As of the date of issuance of these financial statements, the Bank is implementing the abovementioned IFRS conversion process.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

7.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHER” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

03/31/2016	12/31/2015

7.1.	Loans – Other

Other loans	5,603,619	6,244,564
Export financing and prefinancing	1,207,844	736,209
	6,811,463	6,980,773

7.2.	Other Receivables from financial intermediation - Other receivables not covered by debtor classification standards

Debt securities issued by financial trusts (See Note 16.)	551,563	180,458
Certificates of participation in financial trusts (a)	227,444	232,088
Other		2
	779,007	412,548

(a)	As of March 31, 2016 and December 31, 2015 the Bank booked an allowance for impairment for 224,043.

7.3.	Other receivables – Other

Sundry receivables	534,038	406,353
Security deposits	403,276	371,446
Advanced prepayments	106,687	100,568
Other	40,050	33,221
	1,084,051	911,588

7.4.	Deposits - Nonfinancial government sector

Time deposits	2,748,650	981,076
Checking accounts	2,622,215	2,627,558
Savings accounts	75,903	2,092,086
Investment accounts	52,213	31,137
Accrued interest, adjustments and foreign exchange differences payable	48,220	18,695
Other	63,610	535,076
	5,610,811	6,285,628

7.5.	Deposits - From the non-financial private sector and foreign residents - Other

Expired time deposits	972,260	741,932
Attachments	282,574	236,103
Unemployment fund for workers of the construction industry	260,049	254,716
Other	63,831	38,038
	1,578,714	1,270,789

7.6.	Other liabilities from financial intermediation - Other

Purchase financing payables	1,780,166	1,928,432
Miscellaneous not subject to minimum cash requirements	702,050	694,659
Other withholdings and additional withholdings	524,963	811,441
Other payment orders pending settlement	493,972	665,973
Collections and other transactions on account and behalf of others	468,980	329,702
Miscellaneous subject to minimum cash requirements	221,788	83,324
Sociedad Seguro de Depósitos (Sedesa) – Purchase of preferred shares of former Nuevo Banco Bisel SA (see Note 8.)	94,300	94,300
Retirement pension payment orders pending settlement	59,153	48,564
Other	122,893	120,724
	4,468,265	4,777,119

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

03/31/2016	12/31/2015

7.7.	Other Liabilities - Other

Taxes payable (net of prepayments)	1,464,423	1,184,346
Salaries and payroll taxes payable	445,367	341,874
Miscellaneous payables	180,648	179,396
Withholdings on salaries	54,567	65,236
Prepayment for the sale of assets	2,700	2,873
	2,147,705	1,773,725

7.8.	Memorandum accounts – Debit-balance accounts – Control – Other

Securities in custody – Other	26,932,504	23,856,634
Checks and securities not yet collected	3,742,848	5,011,117
Managed portfolios (see Note 13.)	1,110,484	1,101,992
Checks and securities to be debited	1,016,052	997,516
Checks and securities to be collected	381,654	335,657
Checks and securities in custody – Anses (Argentine social security administration)		173,556,927
	33,183,542	204,859,843

03/31/2016	03/31/2015

7.9.	Financial income – Interest on other loans

Personal loans	1,948,085	1,313,838
Other	476,174	321,811
	2,424,259	1,635,649

7.10.	Financial income – Net income from government and private securities

Government and private securities	842,761	1,030,242
Financial trusts	25,570	12,665
Other	40,177	17,812
	908,508	1,060,719

7.11.	Financial income – Other

Forward foreign-currency transactions offset	48,602	213
Premiums on reverse repurchase agreements with the financial sector	39,756	19,775
Interests on loans for export prefinancing and financing	21,953	18,990
Other	40
	110,351	38,978

7.12.	Financial expense – Other

Turnover tax and municipal assessments	433,694	284,498
Premiums on repurchase agreements with the financial sector	2,181	4,171
	435,875	288,669

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

03/31/2016	03/31/2015

7.13.	Service-charge income - Other

Debit and credit card income	436,147	315,499
Rental of safe deposit boxes	25,887	21,322
Service commissions – Joint ventures (see Note 2.5.)	23,013	21,575
Other	78,930	79,091
	563,977	437,487

7.14.	Service-charge expense - Other

Debit and credit card expenses	245,709	139,188
Turnover tax and municipal assessments	84,594	61,441
Commissions paid to lending agents	66,461	23,785
Other	27,088	9,661
	423,852	234,075

7.15.	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	89,095	64,681
Security services	83,095	62,967
Electric power and communications	59,809	33,407
Leases	41,884	27,415
Stationery and office supplies	7,644	7,304
Insurance	6,571	5,235
	288,098	201,009

7.16.	Other income – Other

Other adjustments and interest on other receivables	52,498	8,056
Services provided to Banco del Tucumán SA	4,194	2,737
Gain on sale of bank premises and equipment, and other assets	1,240	912
Other	10,731	6,876
	68,663	18,581

7.17.	Other expense – Other

Donations	15,991	22,935
Municipal assessment	7,848	545
Turnover tax	4,099	1,880
Portfolio transactions		21,539
Summary and sanctions (see Note 19.)		13,776
Other	11,007	59,281
	38,945	119,956

8.	RESTRICTED ASSETS

As of March 31, 2016 and December 31, 2015 the following Bank’s assets are restricted:

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Item	03/31/2016	12/31/2015

Government and private securities

• Federal Government bond in pesos at Badlar Private + 200 basis points, maturing in 2017 used as security in favor of Sedesa (1).	95,747	97,292
• Secured Bonds under Presidential Decree No. 1579/02 as security for a loan received from Banco de Inversión y Comercio Exterior SA (Bice).	30,919	32,606
• Discount bonds regulated by Argentinean legislation, maturing 2033 for the performance of forward foreign currency trading transactions.	19,497	33,651
• Discount securities in pesos regulated by Argentinean legislation, maturing 2033 securing a BID loan of San Juan Provincial Government No. 2763/OC-AR.	17,490	9,414
• Federal Government bond in pesos at Badlar Private + 200 basis points, maturing in 2017, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013.	12,000	15,528
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing the role of custodian of Sustainability Guarantee Fund investments.	790	308,570
• Federal Government bond in pesos at Badlar Private + 250 basis points, maturing in 2019, securing the role of custodian of Sustainability Guarantee Fund investments.		103,524
• Central Bank of Argentina Internal Bills in pesos, maturity 01-06-2016 securing the operation through negotiation secured transaction Segment as the main counterparty of the MAE.		19,915
• Other government and private securities.	1,143	1,129
Subtotal government and private securities	177,586	621,629

Loans

• Guaranteed Loans under Presidential Decree No. 1387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank in relation to the auctions of advances intended for the production sector under the Bicentennial Production Financing Program.	72,512	64,619
Subtotal Loans	72,512	64,619

Other receivables from financial intermediation

• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities.	1,696,745	1,368,704

• Interests resulting in contributions made in the Bank´s capacity by contributory partner of the following venture funds: (2)
- Risk Fund of Los Grobo SGR (mutual guarantee association), with an original contribution of 30,000 made on December 23, 2014.	30,000	30,000
- Risk Fund of Garantizar SGR, with an original contribution of 20,000 made on December 22, 2014.	20,000	20,000
- Risk Fund of Los Grobo SGR (mutual guarantee association), with an original contribution of 10,000 made on December 30, 2015.	10,000	10,000
- Risk Fund of Intergarantías SGR, with an original contribution of 7,000 made on December 22, 2014.	7,000	7,000
- Risk Fund of Intergarantías SGR, with an original contribution of 7,000 made on December 28, 2015.	7,000	7,000
Subtotal other receivables from financial intermediation	1,770,745	1,442,704

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Item (cont.)	03/31/2016	12/31/2015

Other receivables

• Security deposits related to credit card transactions	309,653	255,957

• Security deposits related to transactions of forward transactions offset	89,991	111,743

• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by the City of Buenos Aires tax authorities on turnover tax differences	827	827

• Other guarantee security	3,632	3,746
Subtotal other receivables	404,103	372,273

Other assets
• Building related to a call option sold (see Note 12.(c)).	103,065	103,531
Subtotal other assets	103,065	103,531

Total	2,528,011	2,604,756

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

9.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows (see also Note 3. to the consolidated financial statements):

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	03/31/2016	12/31/2015

ASSETS
Cash		10,367			10,367	9,246
Loans				289,811	289,811	433,559
Other receivables from financial intermediation				76,685	76,685	6,414
Receivables from financial lease			8,552	1,260	9,812	10,178
Other receivables	278				278
Items pending allocation	6				6
Total assets	284	10,367	8,552	367,756	386,959	459,397

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	03/31/2016	12/31/2015
LIABILITIES
Deposits		3	89,852	236,428	326,283	440,460
Other liabilities from financial intermediation				59	59	82,558
Other liabilities		169			169	138
Total liabilities		172	89,852	236,487	326,511	523,156
MEMORANDUM ACCOUNTS
Credit-balance accounts – Contingent			1,328	112,762	114,090	130,955
Credit-balance accounts – Derivatives				152,067	152,067	393,836

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	03/31/2016	03/31/2015
INCOME (EXPENSE)
Financial income	31		698	8,967	9,696	3,949
Financial expense	(1,832)			(12,152)	(13,984)	(6,280)
Service-charge income	5	2	17	816	840	814
Service-charge expense						(144)
Administrative expenses	(3)				(3)	(3)
Other income	4,512				4,512	2,963
Total income	2,713	2	715	(2,369)	1,061	1,299

(1)	Includes amounts generated by the Bank with its subsidiaries and its related parties regarding transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

10.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of March 31, 2016, amounted to 584,563. Since December 31, 2012, the Bank’s capital stock has changed as follows.

As of December 31, 2012	594,485

Capital stock increase approved by the General Special Shareholders’ Meeting of June 10, 2013 (1)	78

Capital stock decrease as provided by Art. 67 of Law No. 26,831 (2)	(10,000)

As of March 31, 2016	584,563

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

(1)	Related to the capital increase in the amount of 77,860 Class B shares of common stock with a face value of Ps 1, each one entitled to one vote, and delivered to the minority shareholders of former Banco Privado de Inversiones SA, in the merger process with Banco Macro SA.

(2)	Related to capital stock decrease resulting from the lapse of three years from acquisition from September through December 2011, involving 10,000,000 own registered Class B shares of common stock for a total amount of 92,919. These shares have not been sold and the shareholders’ meeting has issued no resolution as to the application thereof. On June 25, 2015, the capital stock decrease was registered in the Public Registry of Commerce.

11.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value		Residual face value as of 03/31/2016	03/31/2016	12/31/2015

Subordinated – Class 1	USD 150,000,000	(a.1)	USD 150,000,000	2,248,270	1,957,618

Non-subordinated – Class 2	USD 150,000,000	(a.2)	USD 106,395,000	1,573,398	1,432,672

Total				3,821,668	3,390,290

On September 1, 2006, June 4, 2007, April 26, 2011 and April 23, 2015 the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No, 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro SA issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

-	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

-	They do not include covenants that change the subordination order.

-	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of Articles 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or has failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-	Unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

-	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576 (see Note 24.b)).

The Bank used the funds derived from such issuance to grant loans.

a.2)	On January 29, 2007, Banco Macro SA issued the 1st series of Class 2 non-subordinated simple corporate bonds at a fixed rate of 8.5% p.a., not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest is paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and from time to time. The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) and a.2).

12.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules. Such instruments mainly relate to:

-	Forward transactions involving securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Options.
-	Interest rate swaps.

Such transactions were valued as explained in Notes 3.5.g.1), 3.5.g.2) and 3.5.k).

Positions of transactions effective as of March 31, 2016 and December 31, 2015 are as follows:

Transaction	03/31/2016	12/31/2015

Net position of repurchase agreements	(1,190,565)	(1,403)

Net position of forward transactions without delivery of the underlying asset (a)	209,676	(45,239)

Position of put options taken (b)	13,254	11,821

Position of call options sold (c)	(146,013)	(138,521)

Net income (loss) resulting from these transactions for the three-month periods ended March 31, 2016 and 2015, amount to income (loss):

Transaction	03/31/2016	03/31/2015

Premiums on reverse repurchase agreements	39,796	19,775

Premiums on repurchase agreements	(2,181)	(4,171)

Forward foreign-currency transactions offset	48,602	213

Total	86,217	15,817

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

(a)	It is related to negotiation transactions of forward foreign currency exchange rates, carried out through MAE and “over the counter”. For transactions carried out through MAE, the differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity while “over the counter” transactions are settled upon maturity. In both cases, the underlying asset is not delivered or received.

(b)	It is related to a put option taken with a Bank´s customer of a property received by the Bank as payment of loans granted by it for an amount of USD 908,975, and the option’s exercise period is from September 24, 2015, through September 23, 2016, both dates included. As of the date of the issuance of these financial statements, the Bank has not exercised the option.

(c)	It is related to a call option sold to a bank´s customer on a building received by the Bank as payment of loans granted by it. The initial price was set at 104,135, and will accrue interest at a corrected Badlar rate, re-calculated on a monthly basis, plus 200 basic points and the option’s exercise period is from July 24, 2014, through July 31, 2016, both dates included. As of the date of issuance of these financial statements, the holder has not exercised the option.

13.	PORTFOLIO MANAGEMENT

As of March 31, 2016 and December 31, 2015, the Bank manages the following portfolios:

	Managed portfolio as of
Item	03/31/2016	12/31/2015
• On March 1, 1996, former Banco de Salta SA (which was absorbed by the Bank) and the Salta Provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector.	13,976	13,976

• On August 11, 1998, former Banco de Jujuy SA (which was absorbed by the Bank) and the Jujuy provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed.	40,354	40,389

• On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such Agency and Banco Macro SA.	98,509	89,380

• On June 30, 2006, the Bank and Macro Fiducia SA entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.	55,812	55,712

• On November 22, 2012 and 2013, November 26, 2014 and November 30, 2015, the Bank (trustor) and Macro Fiducia SA (trustee), created the financial trusts Fideicomiso Financiero Privado “SECANE I”, “SECANE II”, “SECANE III” and “SECANE IV”, respectively; in the trusts agreement the trustor assumes the role of collection agent, administration and custodian.	603,543	612,457

• Other portfolios managed by the Bank.	298,290	290,078

Total	1,110,484	1,101,992

14.	MUTUAL FUNDS

As of March 31, 2016, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and assets from the following mutual funds:

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Fund	Shares of interest	Equity	Assets (1)

Pionero Pesos	446,289,565	1,132,603	911,874
Pionero Renta Ahorro	1,023,221,557	4,341,575	4,485,979
Pionero F F	64,114,361	227,813	234,974
Pionero Renta	82,309,281	823,423	834,164
Pionero Acciones	3,518,879	34,565	35,091
Pionero Renta Dólares	6,027	27
Pionero Empresas FCI Abierto PYMES	125,276,926	212,037	213,492
Pionero Consumo	80,081	130	119
Pionero Renta Ahorro Plus	89,931,469	90,168	89,909
Pionero Renta Mixta I	100,000	100
Pionero Renta Mixta II	100,000	100
Argenfunds Renta Pesos	344,735,296	496,406	497,364
Argenfunds Renta Argentina	96,034,647	156,204	201,790
Argenfunds Ahorro Pesos	721,221,054	1,603,222	1,671,822
Argenfunds Renta Privada FCI	138,261,228	303,524	401,166
Argenfunds Abierto Pymes	123,275,328	65,522	65,558

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

15.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No, 540/1995, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of Sedesa to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds an 8.3648% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 11250 of April 4, 2016.

This system shall cover the deposits up to the amount of 350 in Argentine pesos (450 beginning on May 1, 2016) and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as the requirements under Presidential Decree No. 540/1995 and any others established by the enforcement agency are fulfilled. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, and deposits of securities, among others, must be excluded from the deposit guarantee system.

16.	TRUST ACTIVITIES

The Bank is related to different types of trusts. The different trust agreements are disclosed below, according to the Bank’s business purpose:

16.1	Financial trusts for investment purposes

The Bank holds investment as describe in Note 7.2.

Debt securities include mainly:

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

-	prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Consubond, Mila, Garbarino, Accicom, PVCred, CCF Créditos and Credicuotas consumo). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting and,

-	debt securities related to Loma Blanca Financial Trust.

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets of the trusts, exceed the carrying amount in the related proportions.

Additionally, Note 7.1. to the consolidated financial statements, includes a list of the holdings for investment held by the Bank´s subsidiaries.

16.2	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds that were originally used to finance the loans are obtained earlier.

As of March 31, 2016 and December 31, 2015, considering the latest available accounting information as of the date of the financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 32,384 and 35,339, respectively.

Additionally, Note 7.2. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but created with corpus assets transferred by the Bank’s subsidiaries.

16.3	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of March 31, 2016 and December 31, 2015, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank and Macro Fiducia SA (subsidiary) amounted to 181,124 and 176,113, respectively.

16.4	Trusts in which the Bank acts as trustee (management)

The Bank performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of March 31, 2016 and December 31, 2015, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank amounted to 808,613 and 772,102, respectively.

Additionally, Note 7.3. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but managed by the Bank’s subsidiaries.

17.	INFORMATION REQUIRED BY THE CNV

17.1	Compliance with requirements to act in the capacity of agents belonging to different categories of agents defined by the CNV.

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV General Resolution 622, the Bank is registered with this agency as an agent for the custody of collective investment products of mutual funds (AC PIC FCI), comprehensive clearing and settlement agent and trading agent (ALyC y AN - integral), and financial trustee Agent category (FF).

Additionally, the Bank’s shareholders´ equity exceeds the minimum amount required by this regulation, amounting to 26,500, as well as the minimum offsetting required of 11,000, which the Bank paid-in at the end of the period with government securities as described in Note 8.

17.2	Documentation in custody

As a general policy, the Bank delivers for custody to third parties, the documentary support of its aged accounting and management operations, i.e those whose date is prior to the last fiscal year-end, except for the inventory book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has kept (i) the inventory books for fiscal years ended through December 31, 2012 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2015, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at avenida Circunvalación, between Camino San Carlos and 60 cuadras, Province of Cordoba and avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51.2, Pilar, Province of Buenos Aires).

18.	MINIMUM CASH AND MINIMUM CAPITAL REQUIREMENTS

18.1	Accounts identifying compliance with the minimum cash requirements:

The items computed by the Bank to constitute the minimum cash requirement effective for March 2016 are listed below, indicating the balances as of month-end of the related accounts:

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Item	03/31/2016

Cash
Amounts in Central Bank accounts	13,477,737
Other receivables from financial intermediation
Special guarantee accounts with the Central Bank	1,696,745
Total	15,174,482

18.2	Minimum capital requirements:

As the table disclosed, the minimum capital requirements measured on an individual basis, effective for March 2016, along with its computable capital as of the end of that month:

Item	03/31/2016

Minimum capital requirement	7,542,347
Computable capital	15,474,958
Excess amount	7,932,611

19.	SUMMARY JUDGEMENTS AND SANCTIONS APPLIED BY THE CENTRAL BANK AND CERTAIN REGULATORS

The Central Bank Communiqué “A” 5689 requires banks to disclose in their financial statements certain information regarding summaries and sanctions received from certain regulators, regardless of the amounts involved and the final conclusions of each cause. The information required as of March 31, 2016 is disclosed below:

19.1.	Summary Judgements initiated by the Central Bank:

Criminal Foreign Exchange Regime Summary: No. 4674 dated 04/14/2011.

Reason: Supposed infraction of article No. 1 incs. e) and f) and No. 2 inc f) of the Criminal Foreign Exchange Law (“CFEL”), in an exchange operation transaction with a suspended customer with no Central Bank authorization.

Responsible: Banco Macro SA, as the follow-on of Nuevo Banco Bisel SA and Branch Manager (Mariano Raúl Misino and Roberto David Luna).

Status: The Central Bank raised the summary to the Criminal Office of the Federal Court No. 3 of the Judicial Department in Córdoba which is in process under No. FCB 3612/2014.

Criminal Foreign Exchange Regime Summary: No. 5645 dated 01/07/2014.

Reason: Supposed infraction of article No. 1 incs. e) and f) y No. 2 inc f) of the CFEL, for foreign exchange transactions with no Central Bank authorization.

Responsible: Banco Macro S.A and Responsible for Foreign Trade and Foreign Exchange (Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac).

Status: In process at the Central Bank. On 05/22/2015 the summary evidence period was initiated. This probationary period has already concluded. The BCRA ordered that the proceedings be filed with a criminal court and, therefore, they are currently pending with the Economic Criminal Trial Court in and for the City of Buenos Aires No. 11, Clerk’s Office No. 22, under case file No. 1282/2015.

Criminal Foreign Exchange Regime Summary: No. 6545 dated 09/03/2015.

Reason: Supposed infraction of article No. 1 incs e) and f) of CFEL and Central Bank Communiqué “A” 5264, as supplemented, for foreign exchange transactions with a customer without the documentation to support the genuineness of the transaction.

Responsible: Banco Macro S.A and Responsible for Foreign Trade and Foreign Exchange (Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac, Carlos Daniel Gomez and Oscar Luis Romero).

Status: In process at the Central Bank.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Financial summary: No. 1496 dated 02/24/2016

Reason: Deficiencies on supervision on a consolidated basis, exercised by the Bank over its subsidiaries, related to Anti-money laundering procedures.

Responsible: Banco Macro SA and Banco Macro SA Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: In process at the Central Bank. Rebuttal evidence was presented on April 7, 2016.

19.2.	Sanctions imposed by the Central Bank:

Financial summary: No. 1227 dated 04/10/2008.

Reason: Supposed infraction of Communiqué “A" 2241; CREFI-2; Chapter IV, Section 4, point 4.1. and 4.2., involving two capital contributions to its subsidiary Sudbank and Trust Company Ltd. (currently Macro Bank Limited) with no previous Limited) with no previous Central Bank authorization. Original sanction amount: 2,625, current sanction amount: 1,400

Responsible: Banco Macro SA Directors (Jorge Horacio Brito; Delfín Jorge Ezequiel Carballo; Juan Pablo Brito Devoto; Luis Carlos Cerolini; Carlos Enrique Videla; Fernando Andrés Sansuste, Enrique Jaratz and Jorge Pablo Brito).

Status: On 11/05/2013 the fine was debited from Banco Macro´s account 00285 at the Central Bank. On 11/20/2013 a direct appeal was filed against Resolution No. 723 issued by SEFyC (Argentine regulatory agency of financial and foreign exchange institutions), on 10/10/2013, representing the Bank and the natural persons subject to the summary proceeding, before the Federal Court of Appeals in Contentious and Administrative Matters in the City of Buenos Aires (CNACAF). As a result of the appeal filed, on 04/14/2015, the Bank was notified about the resolution that reduced the amount of the fine. On 04/29/2015 the Central Bank filed a federal extraordinary appeal to CNACAF. El 06/10/2015 se acusó la caducidad de la instancia extraordinaria atento a la falta de impulso procesal del BCRA; in the alternative, notice of the extraordinary appeal filed was answered. On October 6, 2015, notice was served regarding the request made to the BCRA. On November 24, 2015, Courtroom IV declared the nullity of the extraordinary instance, with charges to be borne by the losing BCRA. Measures are being taken for reimbursement of the amounts paid for fines exceeding the reductions established by the court. The request was dismissed because the court understands that it is beyond its jurisdiction.

Financial summary: No. 1380 dated 03/11/2013.

Reason: Supposed excess in the assets used for guarantee purpose which should have been used for related statutory operation ratios; failure to fulfill with the limitations of deposits increase, lack of veracity in book records, neglect to present the corresponding accounting disclosure of such excess and failures according to Central Bank requirements. Sanction amount: 2,000

Responsible: Former Banco Privado de Inversiones SA, Directors, Statutory Audit Committee and Corporate Service Manager (Alejandro Manuel Estrada, Raúl Fernández, Alejandro Carlos Estrada, Eduardo Guillermo Castro, Jorge Norberto Cerrotta, Armando Rogelio Pomar, Carlos Soulé and Baruki Luis Alberto Gonzalez).

Status: On 06/12/2015 the Central Bank passed Sentence No. 527, imposing fines to those responsible. On 06/25/2015 the fine was paid. On 07/10/2015 a direct appeal was filed against such resolution to CNACAF. On December 2015, the sanction amount was recovered by the Entity as a result of the guarantee provided by the sellers at the moment of acquisition of the shares of former BPI SA. On September 2015, the appeals were presented at the Sala II of CNACAF. On 10/07/2015, the Court informed BCRA about the appeal presented by the Bank and on 11/12/2015, on December 11, 2015, the court took into account the answer to the service of notice of the direct appeal granted to the BCRA. Proceedings were referred to the Prosecutor’s Office, where they are pending to date. The bank appealed the resolution under the terms of Art. 42 law 21,256, giving rise to the below-referenced proceeding.

Financial summary: No. 1394 dated 08/01/2013.

Reason: Supposed failure of Communiqué “A” 3700. CREFI 2-36, Exhibit, Item I, Sub-item 5.2. For presenting out of term the corresponding documentation regarding the appointment of authorities.

Responsible: Banco Macro SA and Chairman (Jorge Horacio Brito).

Status: On 12/02/2014 the Central Bank passed Sentence No. 828, imposing the sanction to those responsible. On 02/02/2015 the Bank rejected the resolution and presented an appeal to revoke the sentence at the Central Bank. On 03/27/2015 the Central Bank passed Sentence No. 272, whereby the appeal was dismissed and the sanction was confirmed.

Financial summary: No. 1401 dated 08/14/2013.

Reason: Supposed failure of financing to the non-financial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista. Sanction amount: 2,400.

Responsible: Banco Macro SA and Directors (Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito).

Status: On 03/02/2015 the Central Bank passed Resolution No. 183/15 imposing fines to the Bank, which were debited from the Bank´s account 00285 on 03/12/2015. On 03/30/2015 a direct appeal was filed against such resolution to CNACAF. On April 2015 the appeal was presented at the Sala IV of the Federal Contentious Administrative Court of Appeals under No. 19,971/2015. On 06/23/2015 the Court informed BCRA about the appeal presented by Banco Macro. On 09/24/2015 proceedings were returned and are ready for the issuance of a decision. The bank appealed the resolution under the terms of Art. 42 law 21,256, giving rise to the below-referenced proceeding.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

19.3.	Sanctions imposed by the Financial Information Unit (UIF).

File: No. 62/2009 dated 01/16/2009.

Reason: Purchase of foreign currency from April 2006 through August 2007. Sanction amount: 718

Responsible: Banco Macro SA and those in charge of Anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

Status: UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. An appeal was presented at CNACAF.

File: No. 62/2009 (extension) dated 09/06/2011.

Reason: Extension of the summary issued by Resolution 72/2011 for transaction performed from 04/03/2006 through 10/11/2006. Sanction amount: 538.

Responsible: Banco Macro SA and those in charge of Anti-money laundering regulation compliance (Fernando Andrés Sansuste).

Status: UIF passed Resolution No. 04/2014 imposing fines to those responsible. An appeal was presented at CNACAF.

File: No. 6338/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Sanction amount: 2,136

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 110/2014 imposing fines to those responsible. An appeal was presented at CNACAF. The Bank has appealed the sanction imposed via a direct appeal and such appeal (No.16,411/14) is currently underway before the CNACAF.

File: No. 6420/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Sanction amount: 822.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 124/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 04/21/2015 the Court rejected the appeal presented and confirmed UIF resolution No. 124/2014. On 05/08/2015, an extraordinary appeal was presented to the Argentine Supreme Court (CSJN). On 06/09/2015 the Court denied the extraordinary appeal presented, with cost. On 06/17/2015 a complaint appeal was presented to CSJN, as denial of extraordinary appeal. As of the date, the file was sent to the Attorney General’s Office to issue its resolution prior to the Argentine Supreme Court’s decision.

File: No. 6406/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Sanction amount: 677.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 171/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/08/2015 the Court admitted the direct appeal presented and annulled the Resolution No. 171/2014, admitting the prescription defense. UIF presented an extraordinary appeal against such CNACAF sentence. On November 17, 2015, the Court decided to dismiss the extraordinary appeal filed by the Financial Information Unit (“UIF”). As of the date, the file is pending with the Argentine Supreme Court due to the petition for denied appeal filed by the UIF. The UIF appealed such resolution to the CNACAF. The appeal was dismissed on 04/05/2016. As a result, this ruling is final.

File: No. 6407/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Sanction amount: 802.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 132/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 09/18/2015, the court ordered that the file be rendered for final decision.

File: No. 6405/2011 dated 12/07/2011.

Reason: Purchase of foreign currency. Sanction amount: 1,504.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 26/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/08/2015 the Court admitted the direct appeal presented and annulled the Resolution No. 26/2014, admitting the prescription defense. UIF presented an extraordinary appeal against such CNACAF sentence. On November, 17, 2015, the Court decided to dismiss the extraordinary appeal filed by the Financial Information Unit (“UIF”). As of the date, the file is pending with the Argentine Supreme Court due to the petition for denied appeal filed by the UIF.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

File: No. 6491/2011 dated 12/07/2011.

Reason: Banco Suquía SA –Deposits in checking account. Sanction amount: 791.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini – as Compliance Officers and Directors- and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla) Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro SA).

Status: UIF passed Resolution No. 118/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/08/2015 the Court admitted the direct appeal presented and annulled the Resolution No. 118/2014, admitting the prescription defense. UIF presented an extraordinary appeal against such CNACAF sentence. The court ordered service of notice of such appeal to the Bank for a term of 10 business days. On November, 17, 2015, the Court decided to dismiss the extraordinary appeal filed by the Financial Information Unit (“UIF”). The UIF appealed such resolution to the CNACAF. The appeal was dismissed on 04/05/2016. As a result, this ruling is final.

File: No. 6612/2011 dated 12/28/2011.

Reason: Purchase of foreign currency. Sanction amount: 688.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 53/2014 imposing fines to those responsible. An appeal was presented at CNACAF. The court ordered that the file be rendered for final decision.

File: No. 6614/2011 dated 12/28/2011.

Reason: Purchase of foreign currency. Sanction amount: 843.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 6/2014 imposing fines to those responsible. An appeal was presented at CNACAF. The court ordered that the file be rendered for final decision.

File: No. 160/2012 dated 05/10/2012.

Reason: Purchase of foreign currency. Sanction amount: 376.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito).

Status: UIF passed Resolution No. 160/2015 imposing fines to those responsible. An appeal was presented at CNACAF. On 11/23/2015 the Attorney General issued a resolution stating that the court should dismiss the request for unconstitutionality filed by the Bank. On November 30, 2015, the court ordered that the file be rendered for final decision. On 04/07/2016, the fines imposed by the UIF were revoked, based on prescription. The ruling was passed down 04/11/2016 and the UIF has not yet filed an extraordinary appeal.

File: No. 517/2012 dated 06/27/2012.

Reason: Purchase of foreign currency. Sanction amount: 1,857.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (Luis Carlos Cerolini – as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste, Juan Pablo Brito Devoto, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro SA).

Status: UIF passed Resolution No. 500/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 09/01/2015 the UIF answered the service of notice of the direct appeal filed. On October 9, 2015, the Bank filed a brief whereby it dismissed informative evidence and requested documentary evidence. On October 9, 2015, the court took into account the Bank’s request and ordered that the file be rendered for final decision.

(1)	Fernando Andrés Sansuste, Juan Pablo Brito Devoto y Luis Carlos Cerolini – as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro SA.

Although, sanctions do not involve material amounts, as of the date of issuance of these financial statements, the total amount of monetary sanctions received, pending to be paid for been appealed or about to be appealed, amounted to 11,752, which was recorded according to Communiqué “A” 5689 of Central Bank.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Additionally, there are pending summaries at CNV and UIF, as described below:

File: No.1480/2011 (CNV Resolution No. 17,529 dated 09/26/2014).

Reason: Potential non-compliance with the obligation to inform a “Significant Event”.

Responsible: Banco Macro SA, Directors, Statutory Audit Committee members and person in charge of Market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: On 10/28/2014, rebuttal evidence was presented by the bank and all the responsibles, requesting a ruling in their favor.

File: No. 248/2014 (UIF note presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: Alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance (Luis Carlos Cerolini (as Compliance Officer and Director) and Jorge Horacio Brito, Delfin Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini –as Directors of Banco Macro SA).

The Bank Management and its legal advisors consider no further significant accounting effects than could arise from the effect of the above mentioned situations.

20.	TAX AND OTHER CLAIMS

20.1.	The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax).

The most significant ongoing claims arising from the previous paragraph are detailed below:

a)	Afip challenged the income tax returns filed by the former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	Afip challenged a compensation amount arising from the tax on bank account transactions for 2008, which was used to settle the amount reported in the income tax return filed by former Banco Bisel for tax period 2008, taking into account that the origin could only be computed as from the tax period following the one in which it was used. An appeal was filed with the Federal Administrative Tax Court in order to challenge the resolution issued by the Afip.

c)	City of Buenos Aires tax authorities attributed a turnover tax difference to Banco Macro SA for fiscal period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank by the Federal Court of First Instance in Countentios and Administrative No. 6, which was confirmed by the Sala IV of the CNACAF.

d)	City of Buenos Aires tax authorities attributed a turnover tax difference to former Banco Privado de Inversiones for fiscal periods 2002 and 2003. On October 19, 2015, Courtroom II of the Administrative and Tax Contentious Court of Appeals confirmed the trial court decision as it agreed with the Bank in that the “compensation bond” is not subject to turnover tax. On December 21, 2015, the Bank was notified that the Buenos Aires City Government filed an action for declaration of unconstitutionality with the Buenos Aires City Highest Court, which is pending resolution. In 2009, the Buenos Aires City Government filed a collection claim and obtained an attachment for 827 (see also Note 8).

Additionally, there are other appeals filed with the Tax Court, which are not relevant.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

20.2.	Moreover, as a result of a lawsuit filed in 2007 by consumers’ association “ADECUA” claiming about various aspects related to the collection of the “life insurance” charge for products marketed by former Banco Privado de Inversiones SA, on November 29, 2010, the parties reached a settlement agreement, approved by the Federal Commercial Court in and for the City of Buenos Aires No. 3, clerk’s office No. 5, and complied with by the Bank.

However, on March 22, 2013, the judge hearing the case ordered to adjust the performance of the agreement, as regards the reimbursement of the funds to the customers from whom the charge had been collected, a resolution which was appealed by the Bank.

On April 24, 2014, the Court of Appeals dismissed the appeals filed and changed what was resolved in First Instance, ordered the Agreement nullity, to continue with the proceeding and to allow the Bank to answer the complaint. Such resolution was appealed by the Bank.

Additionally, there are other claims filed by consumers’ associations against the Bank, which are not relevant.

The Bank’s Management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

21.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of the volatility of financial assets, the foreign exchange market and the economic level growth, among other issues, which has been observed globally with various degrees of intensity and different behavior, over the last few years. In addition, at a local level, there is high volatility of government and private securities and in interest rates, as well as somewhat increase significant changes in the prices for other relevant economic variables, such as salary costs, the prices of the main raw materials and the exchange rate. In addition, although negotiations have shown a significant progress in recent months, the final resolution is currently pending in a claim against the Argentine Government by holders of government securities who did not join the debt restructuring carried out in 2005 and 2010, which has generated consequences in the interest payment service of certain government securities.

Specifically in connection with the Argentine foreign exchange market, from October 2011 through mid-December 2015, there were certain restrictions to access the MUyLC (single and freely-floating foreign exchange market), the only market approved by Argentine regulations for purchasing and selling foreign exchange. As from that date, the new authorities of the Federal Government made appropriate amendments to current foreign exchange regulations, while there was a significant Argentine peso depreciation with respect to the US dollar.

The Federal Government has also implemented new monetary and tax policies, such as the regulation of lending and borrowing rates, restrictions to foreign currency positions and operations involving foreign-currency futures at the different markets, among others.

Therefore, the Bank’s Management permanently monitors the change of the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

22.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank regulations 20% of income for the year plus / minus prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the Legal Reserve. Consequently, upcoming Shareholders´ Meeting shall apply 1,001,684 out of “Unappropriated retained earnings” to increase such legal reserve.

b)	As established in the issuance conditions for the instruments representing long term debt mentioned in Note 11.a.1), the upcoming Shareholders’ Meeting shall apply 190,198 out of “Unappropriated retained earnings” to set a special reserve for the interest to be paid upon the maturities, taking place in June and December 2016.

c)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish – See Note 24)

(Figures stated in thousands of pesos, except for where indicated)

Additionally, from the amendments introduced by Law No. 26,893, distributions of dividends (except for shares) to individuals of the country or foreign individuals or legal entities shall be subject to a 10% income tax.

d)	Through Communiqué “A” 5827 with effective date January 1, 2016, the Central Bank establishes the general procedure to distribute earnings, keeping the provisions under Communiqué “A” 5694 effective through December 31, 2015. According to that procedure, earnings may only be distributed previously express authorization of the Central Bank, and only if the following circumstances are met like not records of financial assistance from the Central Bank due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies, there are no sanctions established by certain regulators entities, weighted to be significant, and/or no corrective measures have been applied, among other previous conditions listed in the abovementioned communiqué.

Therefore, earnings may only be distributed to the extent that income was booked, after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or monetary regulation instruments issued by the Central Bank not valued at market value and the amounts recognized in the bank assets due to court cases related to deposits, among other items.

In addition, the maximum amount to be distributed cannot exceed the minimum capital requirements, considering solely for this purpose a 75% incremental adjustment to the total minimum capital required.

Finally, the Bank shall verify whether –after the proposed earning distribution– a capital maintenance margin equal to 0.875% of risk-weighted assets is kept, apart from the minimum capital required by regulations, to be integrated by of level-1 ordinary capital (COn1), net of deductible items (CDCOn1).

e)	Under CNV General Resolution No. 593, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to establish a specific use for the Bank’s retained earnings, whether through the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of voluntary reserves additional to the legal reserve or a combination of any of these applications.

Among other issues, the Regular Shareholders´ Meeting held on April 23, 2015, decided to distribute cash dividends up to the amount of 596,254. On February 24, 2016 the Central Bank informed the Bank the authorization for the cash dividends distribution for an amount of 227,708 for the fiscal year ended December 31, 2014, related to the Regular Shareholders´ Meeting decision. As a result, the amount of 368,546 in excess was refunded to the Voluntary Reserve for future distribution of earnings. As of the date of issuance of these consolidated financial statements, the cash dividends were fully paid.

23.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

24.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the Central Bank and, except for the effects of the matters mentioned in Note 5., in accordance with argentine professional accounting standards effective in the City of Buenos Aires. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2016		12/31/2015	03/31/2016
Name	Market or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		1,752,153	1,596,215	1,612,051		1,612,051
Federal government bonds in pesos at Badlar + 2% - Maturity: 03-28-2017		465,732	484,928	465,732		465,732
Federal government bonds in pesos at Badlar Private + 2% - Maturity: 2016		344,325	337,075	343,333		343,333
Federal government treasury bonds - Maturity: May 2016		375,037	313,686	364,382		364,382
Federal government bonds in US dollars at 8.75% 2024		128,480	2,968	(2,257)		(2,257)
Consolidation bonds in pesos - 8° Serie		112,661	119,030	121,506		121,506
Discount bonds denominated in US dollars 2033 (regulated by Argentinean legislation)		64,470		215		215
Federal government bonds in pesos at Badlar Private + 325 basis point Maturity: 2020		50,705		42,550		42,550
Federal government bonds in pesos at Badlar Private + 275 basis point 2018		50,550		50,478		50,478
Federal government bonds in pesos at Badlar Private + 250 basis point 2019		45,475	47,577	30,218		30,218
Other		169,302	300,152	105,029		105,029

Subtotal holdings booked at market value		3,558,890	3,201,631	3,133,237		3,133,237

Holdings booked at amortized cost
- Local
Province of Chubut Treasury Bills Series XVI - Maturity 11-24-16	358,599	361,233	400,682	358,599		358,599
Argentine saving bond for the economy development U$S at 4% - Maturity: 07-27-2016	217,761	217,923	196,411	217,761		217,761
Province of Neuquén Treasury Bills Class I Series III in pesos	125,339	125,681	130,764	125,339		125,339
Federal government bonds in pesos at Badlar Private + 250 basis point 2019	110,255	112,977	115,302	110,255		110,255
Province of Neuquén guarantee Treasury Bills Class I in pesos - Maturity: 07-03-2017	68,229	68,229	67,704	68,229		68,229
Municipality of City of Córdoba Treasury Bills Series XXI - Maturity: 03-21-2017	30,753	31,022		30,753		30,753
Province of Santa Fe Treasury Bills 2015-2016 - Series I Class A in pesos at 91 days to Maturity 04-04-16	27,672	27,672		27,672		27,672
Province of Entre Ríos Treasury Bills - Maturity: 12-11-2016	19,191	19,191	26,031	19,191		19,191
Province of Santa Fe Treasury Bills 2015-2016 - Series II Class A in pesos at 161 days to Maturity 08-26-16	10,000	10,000		10,000		10,000
Province of Neuquén guarantee Treasury Bills in pesos at Badlar Private + 450 basis point - Maturity: 05-28-16	8,614	8,614	19,723	8,614		8,614
Other	4,402	4,402	46,676	4,402		4,402

Subtotal Holdings booked at amortized cost		986,944	1,003,293	980,815		980,815

- 38 -	Jorge H. Brito Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2016		12/31/2015	03/31/2016
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills at market value - Own portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-13-2016		2,309,127		2,315,054		2,315,054
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-06-2016		2,041,273		2,041,273		2,041,273
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-06-2016			317,920
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-13-2016			189,282
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-20-2016			205,738
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-27-2016			903,789
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-03-2016			523,342
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-10-2016			528,381
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-17-2016			530,132
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-24-2016			306,585
Other			976,978
Subtotal Central Bank of Argentina Internal Bills at market value - Own Portfolio		4,350,400	4,482,147	4,356,327		4,356,327

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-11-2016		531,079
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-13-2016	197,584	197,584
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-12-2016		150,080
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-26-2016		42,792
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		921,535

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-27-2016		2,172,214		2,172,214		2,172,214
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-20-2016		2,100,874		2,100,874		2,100,874
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-04-2016		1,739,215		1,863,989		1,863,989
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-13-2016		295,826	93,062	295,826		295,826
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-06-2016		165,701	139,436	165,701		165,701
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 06-08-2016		32,069	28,322	32,069		32,069
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 04-27-2016		30,912	27,301	30,912		30,912
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 04-20-2016		27,892	24,633	27,892		27,892
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 05-26-2016		24,630	21,752	24,630		24,630
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 05-18-2016		23,730	20,957	23,730		23,730
Other		152,750	2,746,395	152,750		152,750

Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own portfolio		6,765,813	3,101,858	6,890,587		6,890,587

Total Instruments issued by the Central Bank of Argentina		12,037,748	7,584,005	11,246,914		11,246,914
Total Government securities		16,583,582	11,788,929	15,360,966		15,360,966

- 39 -	Jorge H. Brito Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2016		12/31/2015	03/31/2016
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

Investments in listed private securities

Capital Instruments
- Local
Petrolera Pampa S.A.		300,020	276,211	300,020		300,020
YPF S.A.		234,422	196,423	234,422		234,422
Siderar S.A.I.C.		187,381	218,781	187,381		187,381
Telecom Argentina Stet-France Telecom S.A.		180,835	156,951	180,835		180,835
Aluar Aluminio Argentino		173,741	195,354	173,741		173,741
Petrobras Energía S.A.		54,925	45,674	54,925		54,925
Molinos Rio de la Plata S.A.		22,633	20,419	22,633		22,633
Cresud S.A.I.C.		12,355	13,015	12,355		12,355
IRSA Inversiones y Prestaciones S.A.		3,574	2,833	3,574		3,574
IRSA Propiedades Comerciales S.A.			1,738			0
Subtotal Capital Instruments		1,169,886	1,127,399	1,169,886		1,169,886
Total Investments in listed private securities		1,169,886	1,127,399	1,169,886		1,169,886
Total government and private Securities		17,753,468	12,916,328	16,530,852		16,530,852

(1) The position without options as of March 31, 2016, results from the following disclosure:

Holdings as of March 31, 2016	17,747,339
Plus: Loans of goverment securities	5,927
Plus: Spot and forward purchases pending settlement	255,726
Less: Spot and forward sales pending settlement	1,478,140
16,530,852

- 40 -	Jorge H. Brito Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2016	12/31/2015

COMMERCIAL

In normal situation	21,419,839	21,682,457
With Senior “A” guarantees and counter-guarantees	3,138,568	3,255,449
With Senior “B” guarantees and counter-guarantees	4,354,906	4,311,545
Without Senior guarantees or counter-guarantees	13,926,365	14,115,463

Subject to special monitoring	38,715	31,441
In observation
With Senior “B” guarantees and counter-guarantees	17,818	2,465
Without Senior guarantees or counter-guarantees	20,897	28,976

Troubled	32,244	40,872
With Senior “B” guarantees and counter-guarantees	32,131	38,984
Without Senior guarantees or counter-guarantees	113	1,888

With high risk of insolvency	218,787	245,205
With Senior “A” guarantees and counter-guarantees	2,589	2,788
With Senior “B” guarantees and counter-guarantees	123,423	133,476
Without Senior guarantees or counter-guarantees	92,775	108,941

Irrecoverable	119,190	108,845
Without Senior guarantees or counter-guarantees	119,190	108,845

Subtotal Commercial	21,828,775	22,108,820

- 41 -	Jorge H. Brito Chairperson

EXHIBIT B

(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2016	12/31/2015

CONSUMER

Performing	38,180,719	37,573,849
With Senior “A” guarantees and counter-guarantees	514,017	556,449
With Senior “B” guarantees and counter-guarantees	2,082,838	2,296,924
Without Senior guarantees or counter-guarantees	35,583,864	34,720,476

Low risk	502,645	420,514
With Senior “A” guarantees and counter-guarantees	1,642	1,701
With Senior “B” guarantees and counter-guarantees	14,777	17,903
Without Senior guarantees or counter-guarantees	486,226	400,910

Medium risk	268,981	238,470
With Senior “A” guarantees and counter-guarantees	135	47
With Senior “B” guarantees and counter-guarantees	7,888	8,370
Without Senior guarantees or counter-guarantees	260,958	230,053

High risk	211,334	205,910
With Senior “A” guarantees and counter-guarantees	822	805
With Senior “B” guarantees and counter-guarantees	9,516	13,685
Without Senior guarantees or counter-guarantees	200,996	191,420

Irrecoverable	78,126	76,323
With Senior “B” guarantees and counter-guarantees	16,848	12,372
Without Senior guarantees or counter-guarantees	61,278	63,951

Irrecoverable according to Central Bank's rules	272	462
Without Senior guarantees or counter-guarantees	272	462

Subtotal Consumer	39,242,077	38,515,528
Total	61,070,852	60,624,348

- 42 -	Jorge H. Brito Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2016		12/31/2015
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	4,166,063	6.82	3,625,405	5.98
50 next largest customers	4,598,624	7.53	4,478,695	7.39
100 next largest customers	3,652,698	5.98	3,530,211	5.82
Other customers	48,653,467	79.67	48,990,037	80.81

Total	61,070,852	100.00	60,624,348	100.00

- 43 -	Jorge H. Brito Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	54	36,459	14	13,050	597,725	101,429	90,000	838,731
Financial sector		192,632	9,464	139,430	72,622	53,828	4,270	472,246

Non-financial private sector and foreign residents	790,495	21,313,944	5,879,800	6,300,973	5,618,744	7,937,908	11,918,011	59,759,875

Total	790,549	21,543,035	5,889,278	6,453,453	6,289,091	8,093,165	12,012,281	61,070,852

- 44 -	Jorge H. Brito Chairperson

EXHIBIT E

DETAIL OF INVESTMENT IN OTHER COMPANIES

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

							Information on the issuer
	03/31/2016					12/31/2015	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Year- end date / Period	Capital stock	Shareholders' equity	Income for the year / Period

In financial institutions, supplementary and authorized activities
- Subsidiaries
Local
Banco del Tucumán SA	Common	100	1	395,341	1,237,573	1,142,776	Financial institution	03-31-16	43,960	1,376,121	105,410
Macro Securities SA	Common	1	1	12,776,680	198,502	167,968	Brokerage house	03-31-16	12,886	199,025	29,309
Macro Fiducia SA	Common	1	1	6,475,143	18,884	18,032	Services	03-31-16	6,567	17,619	704
Macro Fondos SGFCISA	Common	1	1	327,183	20,819	15,545	Mutual funds management	03-31-16	1,713	105,552	24,350
Foreign
Macro Bank Limited	Common	1	1	39,816,899	667,143	595,553	Financial institution	03-31-16	86,501	667,143	71,589
Subtotal subsidiaries					2,142,921	1,939,874

- Non-subsidiaries
Local
Provincanje SA	Common	1	1	600,000	603	603	Processing servicies	12-31-14	7,200	5,813	(1,571)
Prisma Medio de Pagos (former Visa Argentina SA)	Common	1	1	1,141,503	3,554	3,554	Business services	12-31-15	15,000	436,525	300,971
COEL SA	Common	1	1	86,236	138	138	Financial Services	12-31-14	1,000	3,874	593
Mercado Abierto Electrónico SA	Common	1,200	1	8	121	121	Electronic market	12-31-15	242	85,710	48,325
Argentina Clearing SA	Common	2,500	1	30	31	31	Services	07-31-15	10,250	137,525	47,626
Garantizar SGR	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-15	20,484	2,115,289	121,445
Foreign
Banco Latinoamericano de Exportaciones SA	Common	1	1	7,303	1,149	1,025	Financial institution	12-31-15	3,641,140	12,639,963	1,352,312
Subtotal non-subsidiaries					5,606	5,482

Total in financial institutions, supplementary and authorized activities					2,148,527	1,945,356

In other companies
- Non-subsidiaries
Local
Other					1,862	1,829
Foreign
SWIFT SA	Common	1	1	5	72	64	Services	12-31-14	2,693,104	3,386,078	301,403
Total in other companies					1,934	1,893
Total (1)					2,150,461	1,947,249

(1) As of March 31, 2016 and December 31, 2015 the Bank booked allowances for impairment in value amounting to 568 (see Exhibit J).

- 45 -	Jorge H. Brito Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Net book value at				Depreciation for the period		Net book
Item	beginning of fiscal year	Increases	Transfers	Decreases	Years of useful life	Amount	value at end of the period

Bank premises and equipment
Buildings	623,008	13,585	33,199		50	6,390	663,402
Furniture and facilities	148,972	15,130			10	5,728	158,374
Machinery and equipment	276,791	37,024			5	26,666	287,149
Vehicles	24,503	2,660		1,063	5	2,550	23,550

Total	1,073,274	68,399	33,199	1,063		41,334	1,132,475

Other assets
Works in progress	756,855	118,121	(33,199)				841,777
Works of art	1,198						1,198
Prepayments for the purchase of assets	153,921	10,692	16,831				181,444
Foreclosed assets	110,415			423	50	450	109,542
Stationery and office supplies	26,931			2,580			24,351
Other assets	334,862	18,436	(16,831)		50	454	336,013

Total	1,384,182	147,249	(33,199)	3,003		904	1,494,325

- 46 -	Jorge H. Brito Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Net book value at			Amortization for the period		Net book
Item	beginning of fiscal year	Increases	Decreases	Years of useful life	Amount	value at end of the period

Goodwill (a)	30,684			10	3,513	27,171
Organization and development costs (b)	437,939	51,491		5	39,933	449,497

Total	468,623	51,491			43,446	476,668

(a)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucumán SA, former Nuevo Banco Bisel SA and former Banco Privado de Inversiones SA acquisitions.

(b)	Includes the cost of information technology projects hired from independent parties and leasehold improvements.

- 47 -	Jorge H. Brito Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2016		12/31/2015
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	6,734,153	9.10	6,922,528	10.19
50 next largest customers	5,464,577	7.38	5,708,638	8.41
100 next largest customers	3,340,699	4.51	3,602,795	5.31
Other customers	58,476,015	79.01	51,677,293	76.09

Total	74,015,444	100.00	67,911,254	100.00

- 48 -	Jorge H. Brito Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND

SUBORDINATED CORPORATE BONDS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	56,130,526	13,840,883	2,963,182	1,068,201	9,162	3,490	74,015,444

Other liabilities from financial intermediation

Central Bank of Argentina	5,344	1,090	1,668	1,142	106	105	9,455
International Banks and Institutions	8,769	10,313	10,616				29,698
Non-subordinated corporate bonds			21,978	1,551,420			1,573,398
Financing received from Argentine financial institutions	1,950	3,165	4,789	9,741	19,127	3,939	42,711
Other	4,067,118	273,179	28,360	2,258	3,060	94,290	4,468,265

	4,083,181	287,747	67,411	1,564,561	22,293	98,334	6,123,527

Subordinated corporate bonds		61,015				2,187,255	2,248,270

Total	60,213,707	14,189,645	3,030,593	2,632,762	31,455	2,289,079	82,387,241

- 49 -	Jorge H. Brito Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	period

ALLOWANCES
Loans
For uncollectibility risk and impairment in value	1,355,295	178,307	144,143	11,427	1,378,032
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	231,490	2,665	1,152		233,003
Receivables from financial leases
For uncollectibility risk	5,312	422			5,734
Investments in other companies
For impairment in value	568				568
Other receivables
For uncollectibility risk	4,459	153	19	5	4,588

Total allowances	1,597,124	181,547	145,314	11,432	1,621,925

PROVISIONS
Contingent commitments	6,590	799			7,389
For other contingencies	153,838	19,582	20,211		153,209
Difference from court deposits dollarization	27,924	3,386			31,310
Administrative, disciplinary and criminal sanctions	11,752				11,752

Total Provisions	200,104	23,767	20,211		203,660

(1) See Notes 3.5.f). and 3.5.m).

- 50 -	Jorge H. Brito Chairperson

EXHIBIT K

CAPITAL STRUCTURE

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

Shares			Capital stock (1)
		Votes per	Issued
Class	Stock number	share	Outstanding	Paid in

Registered common stock A	11,235,670	5	11,236	11,236
Registered common stock B	573,327,358	1	573,327	573,327

Total	584,563,028		584,563	584,563

(1) See Note 10.

- 51 -	Jorge H. Brito Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

	03/31/2016							12/31/2015
	Total Parent	Total per currency
	company and		Pound	Swiss
Items	local branches	US dollar	sterling	franc	Yen	Euro	Other	Total
ASSETS
Cash	11,135,750	11,031,246	1,238	4,641	912	66,904	30,809	8,884,780
Government and private securities	773,992	773,992						2,216,743
Loans	2,544,055	2,535,564				8,491		1,865,929
Other receivables from financial intermediation	189,800	189,794				6		133,206
Investments in other companies	668,364	668,364						596,642
Other receivables	249,720	249,720						166,107
Items pending allocation	5,591	5,591						4,291

Total	15,567,272	15,454,271	1,238	4,641	912	75,401	30,809	13,867,698

LIABILITIES
Deposits	9,003,767	9,003,767						7,778,623
Other liabilities from financial intermediation	2,828,156	2,786,085	76	914	19	41,012	50	2,322,008
Subordinated corporate bonds	2,248,270	2,248,270						1,957,618
Items pending allocation	65	65						9

Total	14,080,258	14,038,187	76	914	19	41,012	50	12,058,258

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	2,142,674	2,142,665				9		1,534,612
Control	5,731,053	5,568,842				162,202	9	62,036,844
Derivatives	13,254	13,254						11,821
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	2,028,925	2,028,925						1,279,632
Control	2,329	2,329						1,307

- 52 -	Jorge H. Brito Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

Item	03/31/2016 (1)	12/31/2015 (1)

Loans
Overdrafts	35,392	66,312
Without Senior guarantees or counter-guarantees	35,392	66,312
Documents		48,365
With Senior “A” guarantees and counter-guarantees		31,144
Without Senior guarantees or counter-guarantees		17,221
Mortgage and pledge	7,932	3,554
With Senior “B” guarantees and counter-guarantees	7,729	3,346
Without Senior guarantees or counter-guarantees	203	208
Personal	499	811
Without Senior guarantees or counter-guarantees	499	811
Credit cards	31,534	32,305
Without Senior guarantees or counter-guarantees	31,534	32,305
Other	194,754	188,423
Without Senior guarantees or counter-guarantees	194,754	188,423
Total loans	270,111	339,770

Other receivables from financial intermediation	3,232	6,414

Receivables from financial leases and other	9,829	10,195

Contingent Commitments	114,090	130,955

Investments in other companies	2,143,396	1,940,348
Total	2,540,658	2,427,682

Provisions	3,282	4,014

(1) As of March 31, 2016 and December 31, 2015 all debtors are classified in performing situation.

- 53 -	Jorge H. Brito Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 24)

(Figures stated in thousands of pesos)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted monthly average term	Residual weighted monthly average term	Weighted daily average term settlement of differences	Amount

Repo transactions	Intermediation - own account	Federal government securities	With delivery of underlying asset	MAE (over-the-counter electronic market)	1	1		1,197,125

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	MAE (over-the-counter electronic market)	7	3	1	2,696,487

Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non-financial sector	25	4		159,267

Forward	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non-financial sector	7	3	222	2,325,863

- 54 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2016	12/31/2015
ASSETS

A.	CASH
	Cash on hand	4,610,434	5,575,677
	Due from banks and correspondents
	Central Bank of Argentina	14,226,836	11,956,958
	Local Other	20,781	17,046
	Foreign	2,330,377	1,852,327
	Other	912	813
		21,189,340	19,402,821

B.	GOVERNMENT AND PRIVATE SECURITIES
	Holdings booked at market value	5,759,092	4,955,290
	Holdings booked at amortized cost	989,170	1,005,691
	Instruments issued by the Central Bank of Argentina	13,585,061	8,302,992
	Investments in listed private securities	1,169,886	1,127,399
		21,503,209	15,391,372

C.	LOANS
	To the non-financial government sector	805,167	748,067
	To the financial sector
	Interfinancing - (granted call)	245,921	160,000
	Other financing to Argentine financial institutions	237,041	67,010
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	8,754	380
	To the non-financial private sector and foreign residents
	Overdrafts	4,478,278	4,707,889
	Documents	5,401,827	6,550,151
	Mortgage loans	3,286,278	3,508,512
	Pledge loans	1,958,171	2,152,645
	Personal loans	24,566,145	23,231,551
	Credit cards	14,896,391	14,793,346
	Other	6,868,426	7,078,576
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	1,220,908	1,186,116
	less: Unearned discount	(296,230)	(355,864)
	less: Allowances (Note 4.)	(1,528,733)	(1,495,964)
		62,148,344	62,332,415

- 55 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2016	12/31/2015
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	1,877,640	1,606,203
	Amounts receivable from spot and forward sales pending settlement	1,951,386	187,196
	Securities and foreign currency receivables from spot and forward purchases pending settlement	262,823	119,752
	Unlisted corporate bonds	716,504	603,567
	Other receivables not covered by debtors classification standards	947,801	604,344
	Other receivables covered by debtors classification standards	484,289	416,946
	Accrued interest receivables covered by debtors classification standards	472	273
	less: Allowances (Note 4.)	(244,532)	(243,028)
		5,996,383	3,295,253

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases	416,498	432,506
	Accrued interest and adjustments	6,890	6,778
	less: Allowances (Note 4.)	(5,774)	(5,352)
		417,614	433,932

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	1,150	1,025
	Other	11,518	11,479
	less: Allowances (Note 4.)	(1,595)	(1,595)
		11,073	10,909

G.	OTHER RECEIVABLES
	Receivables from sale of assets	26	36
	Other	1,161,499	983,440
	Accrued interest and adjustments receivable on from sale of assets	1	1
	less: Allowances (Note 4.)	(4,725)	(4,596)
		1,156,801	978,881

H.	BANK PREMISES AND EQUIPMENT, NET	1,237,501	1,180,959

I.	OTHER ASSETS	1,516,661	1,405,155

J.	INTANGIBLE ASSETS
	Goodwill	27,171	30,684
	Organization and development costs	477,133	464,415
		504,304	495,099

K.	ITEMS PENDING ALLOCATION	16,496	25,163

TOTAL ASSETS		115,697,726	104,951,959

- 56 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2016	12/31/2015
LIABILITIES

L.	DEPOSITS
	From the non-financial government sector	9,197,937	9,588,378
	From the financial sector	41,142	40,145
	From the non-financial private sector and foreign residents
	Checking accounts	15,381,431	14,062,853
	Savings accounts	15,836,678	15,507,850
	Time deposits	40,359,380	34,719,816
	Investment accounts	446,762	545,092
	Other	1,668,310	1,348,989
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	840,345	708,475
		83,771,985	76,521,598

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	10,312	12,917
	International Banks and Institutions	29,477	97,789
	Non-subordinated Corporate Bonds	1,551,420	1,383,667
	Amounts payable for spot and forward purchases pending settlement	378,033	279,858
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,957,253	42,752
	Financing received from Argentine financial institutions Interfinancing (received call)	800	44,000
	Other financing received from Argentine financial institutions	13,711	15,106
	Accrued interest payable	1	39
	Receivables from forward transactions without delivery of underlying asset	431,060	562,123
	Other	4,688,584	5,022,561
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	50,398	76,553
		9,111,049	7,537,365

N.	OTHER LIABILITIES
	Dividends Payable		596,254
	Fees	40,885	25,721
	Other	2,448,732	2,028,484
		2,489,617	2,650,459

O.	PROVISIONS (Note 4.)	272,105	259,493

P.	SUBORDINATED CORPORATE BONDS	2,248,270	1,957,618

Q.	ITEMS PENDING ALLOCATION	13,493	21,039

	MINORITY INTERESTS IN SUBSIDIARIES	138,950	128,305

	TOTAL LIABILITIES	98,045,469	89,075,877

	SHAREHOLDERS' EQUITY	17,652,257	15,876,082

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		115,697,726	104,951,959

- 57 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2016	12/31/2015
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	71,299,640	241,010,767

Contingent	20,046,518	19,539,120
Guarantees received	17,264,086	17,998,080
Other not covered by debtors classification standards	56	60
Contingent debit-balance contra accounts	2,782,376	1,540,980

Control	45,281,118	214,365,689
Receivables classified as irrecoverable	1,793,538	1,641,179
Other	42,686,298	212,111,015
Control debit-balance contra accounts	801,282	613,495

Derivatives	5,181,617	6,703,049
Notional value of put options taken	13,254	11,821
Notional value of forward transactions without delivery of underlying asset	2,616,013	3,253,734
Derivatives debit-balance contra accounts	2,552,350	3,437,494

Trust activity	790,387	402,909
Trust funds	790,387	402,909

CREDIT-BALANCE ACCOUNTS	71,299,640	241,010,767

Contingent	20,046,518	19,539,120
Other guarantees provided covered by debtors classification standards	163,032	163,905
Other guarantees provided not covered by debtors classification standards	140,955	137,227
Other covered by debtors classification standards	1,959,182	1,227,180
Other not covered by debtors classification standards	519,207	12,668
Contingent credit-balance contra accounts	17,264,142	17,998,140

Control	45,281,118	214,365,689
Checks to be credited	801,282	613,495
Control credit-balance contra accounts	44,479,836	213,752,194

Derivatives	5,181,617	6,703,049
Notional value of call options sold	146,013	138,521
Notional value of forward transactions without delivery of underlying asset	2,406,337	3,298,973
Derivatives credit-balance contra account	2,629,267	3,265,555

Trust activity	790,387	402,909
Trust activity credit-balance contra accounts	790,387	402,909

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

- 58 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2016	03/31/2015

A.	FINANCIAL INCOME
	Interest on cash and due from banks	332	35
	Interest on loans to the financial sector	32,762	20,028
	Interest on overdrafts	520,273	350,234
	Interest on documents	395,427	248,888
	Interest on mortgage loans	184,877	120,643
	Interest on pledge loans	100,465	83,556
	Interest on credit card loans	919,302	603,428
	Interest on financial leases	23,474	18,766
	Interest on other loans	2,784,929	1,880,903
	Net income from government and private securities	1,015,637	1,105,431
	Interest on other receivables from financial intermediation	1,191	1,290
	Income from guaranteed loans - Presidential Decree No. 1,387/01	6,961	7,068
	CER (Benchmark Stabilization Coefficient) adjustment	56,933	9,278
	CVS (Salary Variation Coefficient) adjustment	226	44
	Difference in quoted prices of gold and foreign currency	258,783	77,727
	Other	117,673	41,109
		6,419,245	4,568,428

B.	FINANCIAL EXPENSE
	Interest on savings accounts	20,656	14,088
	Interest on time deposits	2,453,567	1,391,401
	Interest on interfinancing received loans (received call)	1,043	3,073
	Interest on other financing from financial institutions	51
	Interest on other liabilities from financial intermediation	35,671	22,451
	Interest on subordinated bonds	53,629	31,923
	Other interest	912	689
	CER adjustment	3,473	1,245
	Contribution to Deposit Guarantee Fund	96,449	93,007
	Other	488,454	315,871
		3,153,905	1,873,748

	GROSS INTERMEDIATION MARGIN - GAIN	3,265,340	2,694,680

C.	PROVISION FOR LOAN LOSSES	178,233	201,692

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	17,378	20,988
	Related to deposits	1,026,419	779,735
	Other commissions	46,067	22,081
	Other	648,017	485,795
		1,737,881	1,308,599

- 59 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2016	03/31/2015

E.	SERVICE-CHARGE EXPENSE
	Commissions	114,351	87,316
	Other	461,464	252,336
		575,815	339,652

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	1,245,604	945,521
	Directors' and statutory auditors' fees	67,571	52,004
	Other professional fees	57,891	46,887
	Advertising and publicity	47,829	37,825
	Taxes	115,146	88,703
	Depreciation of bank premises and equipment	46,360	38,457
	Amortization of organization costs	43,286	34,962
	Other operating expenses	318,662	221,464
	Other	178,585	120,990
		2,120,934	1,586,813

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	2,128,239	1,875,122

G.	OTHER INCOME
	Income from long-term investments	13,058	2,863
	Penalty interest	20,483	15,175
	Recovered loans and allowances reversed	39,872	25,816
	CER adjustment		9
	Others	65,817	16,334
		139,230	60,197

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	30	17
	Charges for other receivables uncollectibility and other allowances	32,822	12,483
	Depreciation and loss of other assets	907	1,002
	Goodwill amortization	3,513	3,513
	Other	49,538	124,705
		86,810	141,720

	MINORITY INTEREST IN SUBSIDIARIES	(10,646)	(7,660)

	NET INCOME BEFORE INCOME TAX - GAIN	2,170,013	1,785,939

I.	INCOME TAX	762,384	671,720

	NET INCOME FOR THE PERIOD - GAIN	1,407,629	1,114,219

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

- 60 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2016	03/31/2015
CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at the beginning of the fiscal year	22,672,977	18,193,305
Cash at the end of the period	35,686,675	15,650,057
Net increase/ (decrease) in cash	13,013,698	(2,543,248)

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments) for:
Government and private securities	7,085,397	(1,218,866)
Loans
To the financial sector	(231,564)	(249,545)
To the non-financial government sector	6,727	50,304
To the non-financial private sector and foreign residents	5,247,236	(640,379)
Other receivables from financial intermediation	(2,438,140)	(1,311,351)
Receivables from financial leases	39,370	10,072
Deposits
From the financial sector	997	(8,558)
From the non-financial government sector	(589,558)	(36,273)
From the non-financial private sector and foreign residents	5,266,625	2,227,179
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(45,081)	121,495
Others (except liabilities included under financing activities)	111,202	(226,205)
Collections related to service-charge income	1,734,420	1,311,790
Payments related to service-charge expenses	(556,266)	(338,295)
Administrative expenses paid	(1,907,777)	(1,429,283)
Payment of organization and development costs	(56,004)	(43,775)
Net collections from penalty interest	20,471	15,170
Differences from payments related to court orders	(569)	(2,424)
Collections of dividends from other companies	380	24
Other collections/ (payments) related to other income and losses	41,426	(71,740)
Net payments from other operating activities	(405,690)	(283,954)
Payment of income tax	(466,226)	(315,997)
Net cash flows generated in (used in) operating activities	12,857,376	(2,440,611)

- 61 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2016	03/31/2015
Investing activities
Net payments for bank premises and equipment	(69,884)	(109,315)
Net payments for other assets	(166,376)	(113,344)
Net cash flows used in investing activities	(236,260)	(222,659)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(62,871)	(39,108)
Central Bank of Argentina:
Other	(2,717)	673
International Banks and Institutions	(69,018)	(49,924)
Financing received from Argentine financial institutions	(1,446)	(1,300)
Payment of dividends	(227,708)
Net cash flows used in financing activities	(363,760)	(89,659)

Financial income and holding gains on cash and cash equivalents	756,342	209,681

Net increase/ (decrease) in cash	13,013,698	(2,543,248)

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

- 62 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2016	12/31/2015

COMMERCIAL

In normal situation	22,500,881	22,725,716
With Senior “A” guarantees and counter-guarantees	3,147,602	3,276,576
With Senior “B” guarantees and counter-guarantees	4,480,534	4,438,261
Without Senior guarantees or counter-guarantees	14,872,745	15,010,879

Subject to special monitoring	38,715	31,441
In observation
With Senior “B” guarantees and counter-guarantees	17,818	2,465
Without Senior guarantees or counter-guarantees	20,897	28,976

Troubled	32,244	48,167
With Senior “B” guarantees and counter-guarantees	32,131	39,735
Without Senior guarantees or counter-guarantees	113	8,432

With high risk of insolvency	219,602	248,685
With Senior “A” guarantees and counter-guarantees	2,589	2,788
With Senior “B” guarantees and counter-guarantees	124,176	133,476
Without Senior guarantees or counter-guarantees	92,837	112,421

Irrecoverable	125,690	108,845
Without Senior guarantees or counter-guarantees	125,690	108,845
Subtotal Commercial	22,917,132	23,162,854

- 63 -	Jorge H. Brito Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish -

See Note 24 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2016	12/31/2015

CONSUMER

Performing	43,296,395	42,462,761
With Senior “A” guarantees and counter-guarantees	515,639	558,274
With Senior “B” guarantees and counter-guarantees	2,152,665	2,370,316
Without Senior guarantees or counter-guarantees	40,628,091	39,534,171

Low risk	556,463	449,008
With Senior “A” guarantees and counter-guarantees	1,642	1,701
With Senior “B” guarantees and counter-guarantees	15,581	19,309
Without Senior guarantees or counter-guarantees	539,240	427,998

Medium risk	308,282	273,825
With Senior “A” guarantees and counter-guarantees	135	47
With Senior “B” guarantees and counter-guarantees	8,630	9,784
Without Senior guarantees or counter-guarantees	299,517	263,994

High risk	257,787	247,828
With Senior “A” guarantees and counter-guarantees	822	805
With Senior “B” guarantees and counter-guarantees	10,271	13,879
Without Senior guarantees or counter-guarantees	246,694	233,144

Irrecoverable	87,640	82,833
With Senior “B” guarantees and counter-guarantees	18,302	13,925
Without Senior guarantees or counter-guarantees	69,338	68,908

Irrecoverable according to Central Bank's rules	272	462
Without Senior guarantees or counter-guarantees	272	462

Subtotal Consumer	44,506,839	43,516,717
Total	67,423,971	66,679,571

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

- 64 -	Jorge H. Brito Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and Argentine Federation of Professionals Councils in Economic Sciences Technical Resolution No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of March 31, 2016 and December 31, 2015 and (ii) the statements of income and cash flows and cash equivalents for the three-month periods ended March 31, 2016 and 2015, with the financial statements of the subsidiaries listed in Note 1.2., as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in Note 3. to the Bank’s stand-alone financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the equity interests that Banco Macro SA holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of March 31, 2016):

	Banco Macro SA’s direct equity interest				Banco Macro SA’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán SA	Common	395,341	89.932%	89.932%	89.932%	89.932%

Macro Bank Limited (a)	Common	39,816,899	99.999%	99.999%	99.999%	100.00%

Macro Securities SA (b) and (c)	Common	12,776,680	99.154%	99.154%	99.921%	99.932%

Macro Fiducia SA	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos SGFCI SA	Common	327,183	19.100%	19.100%	99.936%	100.00%

(a)	Consolidated with Sud Asesores (ROU) SA (voting rights: 100%, equity interest: 3,597).

(b)	Consolidated with Macro Fondos SGFCI SA (percentage of capital stock and votes 80.90%).

(c)	The indirect equity interest of Banco Macro SA comes from Macro Fiducia SA.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day as of March 31, 2016 and December 31, 2015.

b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

d)	The amounts of the accounts in the statements of income for the three-month periods ended March 31, 2016 and 2015, were converted into pesos, as described in a). In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of fiscal year and retained earnings at period) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) SA) as of March 31, 2016, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	240,571	3,507,928

Liabilities	194,819	2,840,786

Shareholders’ equity	45,752	667,142

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro SA and each of its subsidiaries as of March 31, 2016:

	Banco Macro SA	Banco del Tucumán SA	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro SA (consolidated)

Assets	104,855,529	9,179,452	3,507,928	413,159	2,258,342	115,697,726

Liabilities	87,203,272	7,803,331	2,840,786	193,809	(4,271)	98,045,469

Shareholders’ equity	17,652,257	1,376,121	667,142	219,350	2,262,613	17,652,257

Income	1,407,629	105,410	71,589	31,661	208,660	1,407,629

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) SA.

(2)	Figures related to the subsidiaries Macro Securities SA, (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA) and Macro Fiducia SA.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and investments which mature less than three months since their date of acquisition/constitution, Below is a breakdown of the reconciliation of the “Cash” item in the consolidated statement of cash flows with the related consolidated balance sheets accounts:

	03/31/2016	12/31/2015	03/31/2015
Cash	21,189,340	19,402,821	11,808,743
Government and private securities
Holdings booked at market value	1,905,736	997,435	784,946
Instruments issued by the Central Bank	12,307,111	2,018,994	2,871,072
Other receivables for financial intermediation
Other covered by debtor classification standards	284,488	253,727	185,296
Cash and cash equivalents	35,686,675	22,672,977	15,650,057

2.	RESTRICTED ASSETS

In addition, to the assets broken down in Note 8. to the stand-alone financial statements, certain assets are restricted as follows:

Item	03/31/2016	12/31/2015

2.1. Banco del Tucumán SA:

Government and Private securities

• Secured bonds in pesos under Presidential Decree No. 1579/2002, maturing in 2018, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	5,322	5,613
• Central Bank of Argentina Internal Bills in pesos, maturing in 2016 securing the operation through negotiation secured transaction Segment as the main counterparty of the MAE	736	747
Subtotal Government and Private securities	6,058	6,360

Other receivables from financial intermediation

• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities	180,895	172,659
Subtotal other receivables from financial intermediation	180,895	172,659

Other receivables

• Deposits mainly provided in guarantee for the credit card transaction and related to court deposits and MAEClear transactions	22,479	21,327
Subtotal other receivables	22,479	21,327
Total	209,432	200,346

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

Item	03/31/2016	12/31/2015

2.2. Macro Securities SA:
Other receivables from financial intermediation

• Share of interest of the mutual fund Pionero Renta for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	9,124	8,492
Subtotal other receivables from financial intermediation	9,124	8,492

Investments in other companies

• Other	1,453	1,453
Subtotal investments in other companies	1,453	1,453
Total	10,577	9,945

2.3. Macro Fiducia SA:

Government and private securities

• Federal secured bonds maturing 2018 for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	3,193	3,352

Total	3,193	3,352

3.	TRANSACTIONS WITH RELATED PARTIES

In relation to the transactions performed by the Bank’s subsidiaries with parties related to Macro Group, as part of the ordinary course of business, and in addition to those described in Note 9. to the stand-alone financial statements, the consolidated financial statements as of March 31, 2016 and December 31, 2015, include assets amounted to 90,226 and 38,248, generated by Loans and other receivables from financial intermediation; liabilities amounted to 1,254,444 and 870,564 generated mainly by Deposits; and memorandum accounts amounted to 2,561,790 and 2,089,274, mainly generated by Items in custody, respectively.

Additionally, as of March 31, 2016 and 2015, net income generated by those transactions amounted to 1,839 and 1,881, respectively.

Lastly, the balances as of those dates for transactions between Macro Group companies amounted to 906 and 551, respectively. Net income from those transactions for three-month periods ended March 31, 2016 and 2015 amount to 0 and 1, respectively. Both balances and income were eliminated in the consolidation process.

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of March 31, 2016:

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

	Balances at beginning of fiscal		Decreases		Balances at end of the
Breakdown	Year	Increases	Charge off	Reversals	period

Allowances

For loans	1,495,964	207,888	160,360	14,759	1,528,733

For other receivables from financial intermediation	243,028	4,688	1,157	2,027	244,532

For receivables from financial leases	5,352	422			5,774

For interests in other companies	1,595				1,595

For other receivables	4,596	153	19	5	4,725

Total	1,750,535	213,151	161,536	16,791	1,785,359

For contingent commitments	6,590	799			7,389

For other contingencies	196,506	26,364	20,211		202,659

For differences from court deposits dollarization	44,645	5,660			50,305

For administrative, disciplinary and criminal sanctions	11,752				11,752

Total	259,493	32,823	20,211		272,105

5.	DERIVATIVE FINANCIAL INSTRUMENTS

Below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of March 31, 2016 and December 31, 2015:

Type of contract / underlying asset	03/31/2016	12/31/2015

Futures / foreign currency	2,696,487	3,447,291
Repo transactions / Federal Government Securities	1,427,086	5,497
Forward contracts / foreign currency	2,325,863	3,105,416
Options / Other	159,267	150,342

Additionally, positions of transactions effective as of March 31, 2016 and December 31, 2015 are as follows:

Transaction	03/31/2016	12/31/2015

Net position of repurchase agreements	(1,420,526)	(1,403)
Net asset position of forward transactions without delivery of the underlying asset	206,676	(45,239)
Position of put options taken	13,254	11,821
Position of call options sold	(146,013)	(138,521)

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

(Translation of financial statements originally issued in Spanish –

See Note 24 to the stand alone financial statements)

(Figures stated in thousands of pesos)

6.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 13. to the Bank’s stand-alone financial statements, as of March 31, 2016 and December 31, 2015, Banco del Tucumán SA manages the following portfolios:

	Managed portfolio as of
Item	03/31/2016	12/31/2015
• On July 31, 2006, Banco del Tucumán SA and Macro Fiducia SA entered into a management and custody agreement regarding the “Gas Tucumán I” trust loan portfolio.	18,066	21,173

• On December 31, 2008, Banco del Tucumán SA and Macro Fiducia SA entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio.	15,310	15,329

• Other managed portfolios.	3,751	2,577
Total	37,127	39,079

7.	TRUST AGREEMENTS

In addition to what was mentioned in Note 16. to the Bank’s stand-alone financial statements, the subsidiaries have the following trust agreements as of March 31, 2016 and December 31, 2015:

7.1.	Financial trusts for investment purposes

Financial trust	03/31/2016	12/31/2015

Certificates of participation	1,576	2,257
Debt securities	13,605	15,094
Total	15,181	17,351

7.2.	Trusts created using financial assets transferred by the Bank’s subsidiaries.

In addition to what has been mentioned in Note 16.2., to the stand-alone financial statements, which includes the trusts created with financial assets transferred by Banco Macro SA, subsidiary Banco del Tucumán SA transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered earlier, increasing the entities lending capacity.

As of March 31, 2016 and December 31, 2015, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed by the trustors of these types of trusts amount to 495 and 182, respectively.

7.3.	Trusts in which the Bank’s subsidiaries act as trustees (management).

As mentioned in Note 16.4. to the stand-alone financial statements, and in addition to those included in that Note, in these trusts the Bank, through Macro Fiducia SA (subsidiary) only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of March 31, 2016 and December 31, 2015, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia SA (subsidiary) of these types of trusts amount to 705,516 and 408,671, respectively.

- 70 -	Jorge H. Brito Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 13, 2016

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Finance and Investor Relations Manager